UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 18, 2023

Masonite International Corporation

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-11796	98-0377314
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2771 Rutherford Road

Concord, Ontario L4K 2N6 Canada

(Address of principal executive offices)

(800) 895-2723

(Registrant’s telephone number, including area code)

NOT APPLICABLE

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock (no par value)	DOOR	New York Stock Exchange
(Title of class)	(Trading symbol)	(Name of exchange on which registered)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

Overview

On December 17, 2023, Masonite International Corporation, a British Columbia corporation (“Masonite”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PGT Innovations, Inc., a Delaware corporation (“PGTI”), and Peach Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Masonite (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into PGTI (the “Merger”), with PGTI surviving as a wholly owned indirect subsidiary of Masonite.

Merger Consideration

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of PGTI’s common stock, par value $0.01 per share (each, a “PGTI Common Share”) (other than any PGTI Common Shares that are held by PGTI as treasury stock or held by Masonite, Merger Sub or any other subsidiary of Masonite or PGTI or any PGTI Common Shares as to which appraisal rights have been properly exercised in accordance with Delaware law), will automatically be canceled and retired and converted into the right to receive (i) $33.50 per share in cash (the “Cash Consideration”), and (ii) 0.07353 Masonite common shares, no par value per share (“Masonite Common Shares” and such ratio, the “Exchange Ratio”) ((i) and (ii) collectively, together with any cash in lieu of fractional Masonite Common Shares, the “Merger Consideration”), in the case of each clause (i) and (ii), without interest. The mix of cash and equity consideration is subject to adjustment pursuant to the terms of the Merger Agreement to the extent necessary to ensure that the Merger does not result in the issuance of Masonite Common Shares in excess of 19.99% of the shares of Masonite Common Shares outstanding immediately prior to the Effective Time.

Financing of the Transaction

Masonite intends to fund the cash portion of the Merger Consideration with a combination of cash on hand, borrowings under existing credit facilities and the proceeds from new debt and/or equity financing. Concurrently with the entry into the Merger Agreement, Masonite entered into a debt commitment letter (the “Commitment Letter”), pursuant to which certain financial institutions (the “Lenders”) have committed to provide to Masonite (i) up to $1,800,000,000 aggregate principal amount of senior secured term B loans, less the aggregate proceeds of convertible preferred equity securities issued and sold on or prior to the date of the consummation of the Merger, and (ii) up to $980,000,000 aggregate principal amount of senior secured bridge loans, less the aggregate proceeds of senior secured notes or other debt securities issued and sold on or prior to the date of the consummation of the Merger. The obligations of the Lenders to provide debt financing under the Commitment Letter are subject to certain customary conditions, including (a) the execution and delivery of definitive documentation with respect to the debt financing in accordance with the Commitment Letter and (b) the consummation of the Merger in all material respects in accordance with the terms and conditions of the Merger Agreement. The receipt of financing by Masonite is not a condition to Masonite’s obligations to complete the Merger.

Treatment of PGTI Equity Awards

Effective as of immediately prior to the Effective Time, the restrictions on each restricted share of PGTI Common Share that is subject to vesting or forfeiture granted under the Amended and Restated Company 2019 Equity and Incentive Compensation Plan (the “PGTI Stock Plan” and each such restricted share, a “PGTI Restricted Share”) prior to the date of the Merger Agreement and then outstanding will lapse, and each such PGTI Restricted Share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, an outstanding share of PGTI Common Share not subject to any restrictions, subject to any withholding taxes required by applicable law to be withheld; provided that, if there are any performance conditions applicable to any PGTI

Restricted Share, then the restrictions on such performance-based PGTI Restricted Share will lapse with respect to a number of PGTI Common Shares that is calculated pursuant to certain assumptions and otherwise in accordance with the PGTI Stock Plan and the applicable award agreement governing such performance-based PGTI Restricted Shares. Effective as of immediately prior to the Effective Time, each PGTI Restricted Share granted on or following the date of the Merger Agreement and then outstanding will be assumed by Masonite and converted into corresponding Masonite equity awards.

Each restricted stock unit that is subject to vesting conditions based solely on continued employment or service granted under the PGTI Stock Plan (each, a “PGTI RSU”) and that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount equal to: (i) the Merger Consideration plus (ii) any accrued but unpaid dividends or dividend equivalents in respect of such PGTI RSU as of the Effective Time.

Closing Conditions

The obligation of the parties to consummate the Merger is subject to the satisfaction or waiver of certain customary closing conditions, including (i) the affirmative vote by holders of a majority of the outstanding PGTI Common Shares entitled to vote at the company stockholders meeting (the “PGTI Stockholders Meeting”), to adopt the Merger Agreement (the “PGTI Stockholder Approval”); (ii) the authorization for listing on the New York Stock Exchange of the Masonite Common Shares to be issued to PGTI stockholders in the Merger; (iii) the effectiveness of the registration statement on Form S-4 to register the Masonite Common Shares to be issued in the Merger; (iv) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the “HSR Act”); (v) the absence of any law, injunction, order or other judgment prohibiting, rendering illegal or permanently enjoining the consummation of the Merger (a “Restraint”); (vi) subject in most cases to exceptions that do not rise to the level of a Company Material Adverse Effect or a Parent Material Adverse Effect (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by PGTI and Masonite, respectively; and (vii) compliance by Masonite and PGTI in all material respects with their respective obligations. The respective obligations of Masonite and PGTI to consummate the Merger are also subject to there not having occurred since the date of the Merger Agreement an event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively.

Representations and Warranties and Covenants

Masonite, PGTI and Merger Sub have each made customary representations and warranties and covenants in the Merger Agreement, including covenants by PGTI, subject to certain exceptions, to use reasonable best efforts to conduct its business in the ordinary course and preserve intact in all material respects its current business operations, during the interim period between the execution of the Merger Agreement and the consummation of the Merger (the “Interim Period”) and to assist Masonite with obtaining its financing to fund the Merger Consideration. The Merger Agreement also contains customary covenants, including covenants by Masonite, subject to certain exceptions, not to take certain actions during the Interim Period without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

Masonite and PGTI have each agreed to use its respective reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated as soon as reasonably practicable, including in connection with obtaining all consents required to be obtained from any governmental authority or third party that are necessary, proper or advisable to consummate the Merger. Masonite has also agreed to take actions that are reasonably necessary to avoid, eliminate or resolve any impediments under the HSR Act so as to enable the parties to consummate the Merger no later than the End Date (as defined below); provided that Masonite will not be obligated to take any such action to the extent it would be material measured relative to the size of PGTI and its subsidiaries.

Masonite Board of Directors

Pursuant to the Merger Agreement, as of the Effective Time, Masonite will increase the size of its board of directors in order to cause two members of the board of directors of PGTI (the “PGTI Board”) agreed between PGTI and Masonite, one of whom will be the then-current Chief Executive Officer of PGTI, to be appointed to the board of directors of Masonite.

Non-Solicitation; Intervening Events

Subject to certain exceptions, PGTI agreed not to solicit alternative acquisition proposals, engage in discussions with any third party regarding alternative acquisition proposal or change its recommendation to its stockholders in favor of the Merger.

The Merger Agreement also provides that, notwithstanding the foregoing, if prior to receipt of the PGTI Stockholder Approval, PGTI receives a bona fide alternative acquisition proposal from a third party that did not result from a material breach of PGTI’s non-solicitation obligations, and PGTI Board determines in good faith that the alternative acquisition proposal constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement), PGTI may provide information to, and engage in negotiations and discussions with such person making the alternative acquisition proposal.

Prior to obtaining the PGTI Stockholder Approval, the PGTI Board has the right, in connection with (i) the receipt of a Superior Proposal or (ii) an Intervening Event (as defined in the Merger Agreement) to change its recommendation in favor of the Merger or, in the case of a Superior Proposal, to terminate the Merger Agreement, in each case, subject to complying with notice requirements and other specified conditions (including giving Masonite the opportunity to propose changes to the Merger Agreement in response to such Superior Proposal or Intervening Event, as applicable), if the PGTI Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, and provided that PGTI pays to Masonite the PGTI Termination Fee (as described below).

Termination

The Merger Agreement contains certain customary termination rights for each of Masonite and PGTI, including, (i) by mutual written agreement, (ii) if the Merger has not been consummated on or before December 17, 2024, subject to extension if necessary to allow the completion of a customary marketing period in respect of Masonite’s debt financing (the “End Date”), (iii) any applicable Restraint permanently enjoining the consummation of the Merger has become final and nonappealable, (iv) the PGTI Stockholder Approval shall not have been obtained at the PGTI Stockholders Meeting or (v) the other party is in breach of the Merger Agreement in a manner that would result in a failure of an applicable closing condition and such breach cannot be cured or, if curable, has not been cured within 20 business days after notice to the other party of such breach (or, if earlier, five business days prior to the End Date).

In addition, prior to receipt of the PGTI Stockholder Approval, PGTI may also terminate the Merger Agreement to (i) accept a Superior Proposal, subject to Masonite’s right to match such Superior Proposal and payment to Masonite of the PGTI Termination Fee (as described below), or (ii) in circumstances relating to Masonite’s breach of the Merger Agreement or failure to consummate the Merger when it is required to do so under the Merger Agreement, subject to payment to PGTI of the Masonite Termination Fee (as described below)). Masonite may terminate the Merger Agreement if PGTI Board changes its recommendation to PGTI’s stockholders regarding the Merger Agreement (an “Adverse Recommendation Change”).

Termination Fees

The Merger Agreement provides for the payment of termination fees upon termination of the Merger Agreement under certain specified circumstances. PGTI will be obligated to pay Masonite a termination fee of $84,000,000 (the “PGTI Termination Fee”) if the Merger Agreement is terminated (i) by PGTI to accept a Superior Proposal, (ii) by Masonite following an Adverse Recommendation Change, or (iii) in certain circumstances by either Masonite or PGTI upon failure to obtain PGTI Stockholder Approval if (a) at the time of such termination, an alternative acquisition proposal has been made and not withdrawn at least two business days prior to such termination and (b) within 12 months following such termination, PGTI enters into an agreement with respect to an alternative acquisition proposal or an alternative acquisition proposal is consummated.

Masonite will be obligated to pay PGTI a termination fee of $180,000,000 (the “Masonite Termination Fee”) if the Merger Agreement is terminated by PGTI in certain circumstances relating to Masonite’s breach of the Merger Agreement or failure to consummate the Merger when it is required to do so under the Merger Agreement.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by, reference to the Merger Agreement, a copy of which is attached to this Current Report on Form 8-K as Exhibit 2.1, and is incorporated herein by reference.

A copy of the Merger Agreement has been included to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Masonite, PGTI and Merger Sub, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made by the parties thereto only for purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement (such disclosures include information that has been included in the Masonite’s public disclosures, as well as additional non-public information); may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PGTI’s public disclosures.

Item 9.01	Financial Statements and Exhibits

(d)      Exhibits

Exhibit No.

2.1*	Agreement and Plan of Merger, dated as of December 17, 2023, by and among PGT Innovations, Inc., Masonite International Corporation and Peach Acquisition, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules and similar attachments have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or similar attachment will be furnished to the Securities and Exchange Commission upon request.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Securities Exchange Act of 1934. You can identify these statements and other forward-looking statements in this document by words such as “may,” “will,” “should,” “can,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue,” “target,” “poised,” “advance,” “drive,” “aim,” “forecast,” “approach,” “seek,” “schedule,” “position,” “pursue,” “progress,” “budget,” “outlook,” “trend,” “guidance,” “commit,” “on track,” “objective,” “goal,” “strategy,” “opportunity,” “ambitions,” “aspire” and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the transactions contemplated by the Merger Agreement (including the Merger) (the “Transaction”), including the expected time period to consummate the Transaction, the anticipated benefits (including synergies) of the Transaction and integration and transition plans, opportunities, anticipated future performance, expected share buyback programs and expected dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Masonite and PGTI, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction; the ability to successfully integrate the businesses of the companies, including the risk that problems may arise in successfully integrating the such businesses, which may result in the combined company not operating as effectively and efficiently as expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that PGTI’s stockholders may not approve the Transaction; the risk that the anticipated tax treatment of the Transaction is not obtained; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of Masonite’s or PGTI’s common shares; the risk that the Transaction and its announcement could have an adverse effect on the parties’ business relationships and business generally, including the ability of Masonite and PGTI to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; the risk of unexpected future capital expenditures; the risk of potential litigation relating to the Transaction that could be instituted against Masonite and/or PGTI or their respective directors and/or officers; the risk that the combined company may be unable to achieve cost-cutting or revenue synergies or it may take longer than expected to achieve those synergies; the risk that the combined company may not buy back shares; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Transaction which are not waived or otherwise satisfactorily resolved; the risk of receipt of required Masonite Board of Directors’ authorizations to implement capital allocation strategies; the risk of rating agency actions and Masonite’s and PGTI’s ability to access short-and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, cybersecurity attacks, security threats and governmental response to them, and technological changes; the risks of labor disputes, changes in labor costs and labor difficulties; and the risks resulting from other effects of industry, market, economic, legal or legislative, political or regulatory conditions outside of Masonite’s or PGTI’s control. All such factors are difficult to predict and are beyond our control, including those detailed in Masonite’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Masonite’s website at https://www.masonite.com and on the SEC website at http://www.sec.gov, and those detailed in PGTI’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on PGTI’s website at https://pgtinnovations.com and on the SEC website at http://www.sec.gov. PGTI’s forward-looking statements are based on assumptions that PGTI’s believes to be reasonable but that may not prove to be accurate. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Masonite nor PGTI assumes an obligation to update any forward-looking statements, except as required by applicable law. These forward-looking statements speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the Transaction, Masonite will file with the SEC a registration statement on Form S-4 to register the common shares of Masonite to be issued in connection with the Transaction. The registration statement will include a proxy statement of PGTI that also constitutes a prospectus of Masonite. The definitive proxy statement/prospectus will be sent to the stockholders of PGTI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING MASONITE, PGTI, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC by Masonite or PGTI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Masonite will be made available free of charge by accessing Masonite’s website at https://www.masonite.com or by contacting Masonite’s Investor Relations

Department by phone at (813) 877-2726. Copies of documents filed with the SEC by PGTI will be made available free of charge by accessing PGTI’s website at https://pgtinnovations.com or by contacting PGTI by submitting a message at https://ir.pgtinnovations.com/investor-contact or by mail at 1070 Technology Drive, North Venice, FL 34275.

Participants in the Solicitation

Masonite, PGTI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PGTI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Masonite and PGTI and other persons who may be deemed to be participants in the solicitation of stockholders of PGTI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about Masonite, the directors and executive officers of Masonite and their ownership of Masonite common shares is also set forth in the definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm), and other documents subsequently filed by Masonite with the SEC. Information about the directors and executive officers of Masonite, their beneficial ownership of common shares of Masonite, and Masonite’s transactions with related parties is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” included in Masonite’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000089369123000013/door-20230101.htm), in Masonite’s Current Report on Form 8-K filed with the SEC on May 12, 2023 (and which is available at https://www.sec.gov//Archives/edgar/data/893691/000089369123000037/door-20230511.htm), and in the sections entitled “Proposal 1: Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” included in Masonite’s definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm).

Information about the directors and executive officers of PGTI and their ownership of PGTI common stock is also set forth in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm), PGTI’s Current Report on Form 8-K filed with the SEC on July 3, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323009816/dp196528_8k.htm), and PGTI’s Current Report on Form 8-K filed with the SEC on November 6, 2023 (and is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323016034/dp202537_8k.htm). Information about the directors and executive officers of PGTI, their ownership of PGTI common stock, and PGTI’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in PGTI’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095017023004543/pgti-20221231.htm), and in the sections entitled “Board Highlights” and “Security Ownership of Certain Beneficial Owners and Management” included in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm). Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the 1933 Act.

*        *        *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: December 18, 2023	By:	/s/ James C. Pelletier
	Name:	James C. Pelletier
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

December 17, 2023

among

PGT INNOVATIONS, INC.,

MASONITE INTERNATIONAL CORPORATION

and

PEACH ACQUISITION, INC.

i

Section 11.11.	Entire Agreement	86
Section 11.12.	Severability	86
Section 11.13.	Specific Performance	86
Section 11.14.	Debt Financing Sources	87

Exhibit A	Certificate of Incorporation of Surviving Corporation
Exhibit B	Company Organizational Document Amendment

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (as amended in accordance with the terms and conditions hereof, this “Agreement”) dated as of December 17, 2023, among PGT Innovations, Inc., a Delaware corporation (the “Company”), Masonite International Corporation, a British Columbia corporation (“Parent”), and Peach Acquisitions, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H :

WHEREAS, the board of directors of the Company (the “Board of Directors”), and the respective boards of directors of Parent and Merger Sub, have approved and declared advisable this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Sub with and into the Company, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (i) contains terms, with respect to confidentiality and use, taken as a whole, that are not materially less restrictive to the Company’s counterparty thereto than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not restrict any person from making, publicly or privately, an Acquisition Proposal, acquiring the Company or taking any other similar action, or otherwise contain any standstill or similar provision), (ii) does not prohibit the Company from complying with Section 6.04 and (iii) does not include any provision calling for an exclusive right to negotiate with the Company prior to the valid termination of this Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide Third Party offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

“Adverse Recommendation Change” has the meaning set forth in Section 6.04(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that, for purposes of this Agreement, Parent and Merger Sub shall be deemed not to be Affiliates of the Company and vice versa.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 7.04(d).

“Alternative Financing Commitment Letter” has the meaning set forth in Section 7.04(d).

“Anti-Corruption Law” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other Applicable Law related to bribery or corruption.

“Antitrust Division” has the meaning set forth in Section 8.01(b).

“Applicable Law” means, with respect to any Person, any domestic or foreign federal, state, provincial or local law, constitution, treaty, act, statute, code, rule, regulation, order, injunction, judgment, decree, writ, award, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority in any relevant jurisdiction that is binding upon or applicable to such Person.

“Balance Sheet Date” has the meaning set forth in Section 4.10.

“Board of Directors” has the meaning set forth in the Recitals.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Cap” has the meaning set forth in Section 7.02(d).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136).

“Cash Consideration” has the meaning set forth in Section 2.02(a).

“CBA” has the meaning set forth in Section 4.18(a).

“Certificate of Merger” has the meaning set forth in Section 2.01(c).

“Certificates” has the meaning set forth in Section 2.03(a).

“Chosen Courts” has the meaning set forth in Section 11.08.

“Clean Team Agreement” has the meaning set forth in Section 1.02.

“Closing” has the meaning set forth in Section 2.01(b).

“Closing Date” has the meaning set forth in Section 2.01(b).

“Code” means the U.S. Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2022, and the footnotes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022.

“Company Capitalization Date” has the meaning set forth in Section 4.05(a).

“Company Common Shares” has the meaning set forth in Section 4.05(a).

“Company Credit Agreement” means that certain Credit Agreement, dated as of February 16, 2016, among the Company, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as amended prior to the Closing Date.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub or their Representatives.

“Company Indenture” means that certain Indenture, dated as of September 24, 2021, by and between the Company and U.S. Bank National Association, as trustee, and the other parties thereto, governing the Company’s 4.375% Senior Notes due 2029, as amended prior to the Closing Date.

“Company IT Systems” has the meaning set forth in Section 4.15(f).

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the financial condition, assets, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any Effect to the extent resulting from (i) changes or prospective changes in GAAP or the interpretation thereof, (ii) general economic, political, regulatory, legal or tax conditions in the United States or any other country or region, including changes in financial, credit, securities or currency markets (including changes in interest or exchange rates) and the imposition or adjustment of tariffs, (iii) conditions generally affecting any of the industries in which the Company and its Subsidiaries operate, (iv) changes or prospective changes in Applicable Law or the interpretation thereof, (v) geopolitical conditions, the outbreak or escalation of hostilities, acts of war, sabotage, terrorism, cyberattacks, protests, riots, strikes, global health conditions (including any epidemic, pandemic or disease outbreak) or natural disasters, (vi) the execution, delivery and performance of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement or the identity of or any facts or circumstances relating to Parent or any of its Affiliates, including the impact of any of the foregoing on the business relationships, contractual or otherwise, of the Company and any of its Subsidiaries with customers, suppliers, service providers, employees, Governmental Authorities or any other business relationships resulting from any of the foregoing (provided that this clause (vi) shall not apply to any representation or warranty to the extent such representation or warranty expressly purports to address, as applicable, the consequences resulting from the execution, delivery and performance of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement, including as provided in Section 4.04), (vii) any actions requested in writing to be taken (or omitted to be taken) by or on behalf of Parent or Merger Sub, (viii) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, (ix) changes in the price or trading volume of the shares of Company Common Shares or any other securities of the Company on the NYSE or any other market on which such securities are quoted for purchase and sale or changes in the credit ratings of the Company (it being understood that any underlying facts giving rise or contributing to the failure or changes described in clauses (viii) or (ix) that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), or (x) any actions taken (or omitted to be taken) by the Company or any of its Subsidiaries that are required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement, including any actions required under this Agreement to obtain any approvals, consents, registrations, permits, authorizations and other confirmations under applicable Competition Laws for the consummation of the Merger, except, with respect to clauses (i), (ii), (iii), (iv) and (v), to the extent that such Effect is disproportionately adverse to the Company and its Subsidiaries relative to others in the industry or industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate adverse Effect may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur or (b) the ability of the Company to consummate the Merger on or prior to the End Date.

“Company Organizational Document Amendment” has the meaning set forth in Section 6.02.

“Company-Owned Intellectual Property” means any and all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other employment, individual consulting, bonus, incentive, termination, severance, separation, change in control, retention, profit-sharing, pension, retirement, deferred compensation, equity or equity-based, health or other welfare, disability, post-employment welfare or other compensation or benefit plan, program, policy or agreement, in each case that is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any Company Service Provider or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any liabilities, other than any such plan, policy or agreement that is (i) a Multiemployer Plan, or (ii) operated by any Governmental Authority.

“Company Preferred Shares” has the meaning set forth in Section 4.05(a).

“Company Registered Intellectual Property” has the meaning set forth in Section 4.15(c).

“Company Recommendation” has the meaning set forth in Section 4.02(b).

“Company Restricted Shares” means an award of restricted shares of Company Common Shares that are subject to vesting or forfeiture granted under a Company Stock Plan.

“Company RSU” means a restricted stock unit that is subject to vesting conditions based solely on continued employment or service granted under a Company Stock Plan.

“Company SEC Documents” has the meaning set forth in Section 4.07(a).

“Company Securities” has the meaning set forth in Section 4.05(c).

“Company Service Provider” means any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries, in each case who is a natural person (whether retained directly by the Company or its applicable Subsidiary or indirectly through a third-party entity, staffing company, or other Person).

“Company Stock Plan” means the Amended and Restated PGT Innovations, Inc. 2019 Equity and Incentive Compensation Plan, as most recently amended and/or restated.

“Company Stockholder Approval” has the meaning set forth in Section 4.02(a).

“Company Stockholders Meeting” has the meaning set forth in Section 6.02.

“Company Subsidiary Securities” has the meaning set forth in Section 4.06(b).

“Company Termination Fee” has the meaning set forth in Section 11.04(b)(i).

“Competition Laws” means the HSR Act and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Compliant” means, as of any time of determination, with respect to any Required Information, that (i) such Required Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company necessary in order to make such Required Information, in light of the circumstances under which the statements contained therein are made, not misleading; provided that the availability of financial information of the Company, including any “flash” numbers, prior to the time that the Required Information would become not Compliant for periods subsequent to the latest quarterly or annual period for which financial information is included in the Required Information, shall not, by virtue of such availability, render such previously delivered Required Information not Compliant, (ii) no independent auditor has withdrawn its audit opinion with respect to any financial statements contained in the Required Information, (iii) such Required Information is compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act and in a form customarily included in private placements of debt securities under Rule 144A of the Securities Act and (iv) the financial statements and other financial information included in such Required Information would not be deemed “stale” for use in a private placement of debt securities under Rule 144A of the Securities Act, and are of a date and remain otherwise sufficient throughout the Marketing Period, in each case, to permit the Company’s independent accountants to issue customary “comfort” letters with respect to such financial statements and financial information to the Debt Financing Sources providing the portion of the Debt Financing consisting of debt securities (including customary “negative assurance” comfort) in order to consummate any private placement of debt securities under Rule 144A of the Securities Act during any Business Day during the Marketing Period.

“Confidentiality Agreement” has the meaning set forth in Section 6.03(b).

“Continuing Employee” has the meaning set forth in Section 7.03(b).

“D&O Insurance” has the meaning set forth in Section 7.02(d).

“Data Security Requirements” means, collectively, all of the following to the extent relating to personal, sensitive, or confidential information or data or otherwise relating to privacy, security, or security breach notification requirements and, in each case, applicable to the Company or any of its Subsidiaries, the conduct of their businesses, or any Company IT System: (i) the Company and its Subsidiaries’ own published rules, policies, and procedures (whether physical or technical in nature, or otherwise), (ii) all Applicable Laws, and all binding industry standards applicable to the Company and its Subsidiaries’ industry (including, to the extent applicable, the Payment Card Industry Data Security Standard (PCI DSS)), and (iii) agreements relating to the processing of personal information that the Company or any of its Subsidiaries has entered into or by which it is bound.

“Debt Commitment Letter” has the meaning set forth in Section 5.16(a).

“Debt Financing” has the meaning set forth in Section 5.16(a).

“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Commitment Letter (including any Alternative Financing Commitment Letter) and any joinder agreements, credit agreements or indentures (or similar definitive financing documents) relating thereto. For the avoidance of doubt, neither Parent nor Merger Sub shall be considered a Debt Financing Source.

“Debt Financing Sources Related Parties” means the Debt Financing Sources, the respective Affiliates of each of the foregoing and the respective officers, directors, employees, controlling Persons, agents, advisors and the other Representatives and successors of each of the foregoing.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Company Shares” has the meaning set forth in Section 2.04(a).

“Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.

“Effective Time” has the meaning set forth in Section 2.01(c).

“End Date” has the meaning set forth in Section 10.01(b)(i).

“Enforceability Exceptions” has the meaning set forth in Section 4.02(a).

“Environmental Laws” means any Applicable Laws relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, presence, release or disposal of hazardous substances or materials.

“Equity Award Exchange Ratio” has the meaning set forth in Section 2.05(b).

“Equity Financing” means the issuance and sale by Parent of shares of Parent (or any security convertible into such shares) in a public offering that is registered under the 1933 Act and does not require the approval of Parent’s shareholders pursuant to the applicable rules and regulations of NYSE, whether alone or in connection with any other transactions contemplated hereby, the net proceeds of which will be available to finance the transactions contemplated by this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ESPP” means the PGT Innovations, Inc. 2019 Employee Stock Purchase Plan.

“Exchange Agent” has the meaning set forth in Section 2.03(a).

“Exchange Ratio” has the meaning set forth in Section 2.02(a).

“Exchange Ratio Reduction Number” has the meaning set forth in Section 2.02(e).

“Excluded Information” means any (i) pro forma financial statements (but excluding financial information relating solely to the Company necessary for Parent to prepare the pro forma financial statements required by clause (C) of paragraph (vi) of Annex III of the Debt Commitment Letter as in effect on the date hereof), (ii) description of all or any portion of the Debt Financing, including any “description of notes,” “plan of distribution” and other information customarily provided by Parent, the Debt Financing Sources or their counsel, (iii) risk factors relating to all or any component of the Debt Financing, (iv) “segment” financial information, (v) other information required by Rules 3-05, 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A or any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield debt securities under Rule 144A promulgated under the Securities Act or (vi) any financial information or other information (other than the financial statements and other information set forth in the definition of Required Information) that is not reasonably available to the Company under its current reporting systems or that the Company is not reasonably able to produce without undue burden.

“Ex-Im Laws” means all applicable laws and regulations relating to export, re-export, transfer or import controls (including, without limitation, the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import laws and regulations administered by U.S. Customs and Border Protection).

“FTC” has the meaning set forth in Section 8.01(b).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, or the NYSE or any self-regulatory organization.

“Hazardous Substance” means any (i) material, substance or waste that is listed, defined or regulated as “hazardous” or “toxic,” or as a “pollutant” or “contaminant” (or words of similar meaning and regulatory effect) under Environmental Laws; and (ii) petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, and toxic mold or fungi.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Person” has the meaning set forth in Section 7.02(a).

“Intellectual Property” means all intellectual property and similar proprietary rights in any jurisdiction anywhere in the world, including in the following: trademarks, service marks and trade names (including any and all goodwill related thereto), domain names, mask works, inventions, patents, trade secrets, copyrights, rights in software, data, databases and documentation thereof, know-how, technology and any other similar type of proprietary intellectual property rights and any registrations or applications for registration of any of the foregoing.

“Internal Controls” has the meaning set forth in Section 4.07(d).

“Intervening Event” has the meaning set forth in Section 6.04(f).

“IRS” has the meaning set forth in Section 4.17(a).

“Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a)(i) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a)(ii) of the Parent Disclosure Schedule.

“Lease” has the meaning set forth in Section 4.14(c).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, exclusive license or other similar adverse claim of any kind in respect of such property or asset.

“Marketing Period” means the first period of 15 consecutive Business Days commencing on the earlier of (a) May 13, 2024 and (b) the later of (i) March 7, 2024 and (ii) the first Business Day following the date that the condition set forth in Section 9.01(e) has been satisfied or, to the extent permitted by Applicable Law, waived and during and at the end of which Parent has received all Required Information and throughout which period all such Required Information is Compliant; provided that (A) none of May 27, 2024, July 4, 2024, July 5, 2024 and November 27, 2024 through November 29, 2024 shall be Business Days for purposes of calculating the Marketing Period (provided, for the avoidance of doubt, that such exclusions in this clause (A) shall not restart such period), (B) if such 15 consecutive Business Day period has not ended on or prior to August 16, 2024, then such 15 consecutive Business Day period shall not commence until September 3, 2024 and (C) if such 15 consecutive Business Day period would not end on or prior to December 20, 2024, then such 15 consecutive Business Day period shall not commence until January 2, 2025; provided further that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is fully consummated. If the Company shall in good faith reasonably believe it has provided all of the Required Information, it may deliver to the Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced as of the Business Day immediately following the delivery date indicated in such written notice unless Parent in good faith reasonably believes the Company has not completed the delivery of all of the Required Information and, within two Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered); provided that it is understood that the delivery of such written notice from the Parent to the Company will not prejudice the Company’s right to assert that all of the Required Financial Information has in fact been delivered. In no event shall the Marketing Period restart if additional financial statements constituting Required Information become available after the Marketing Period has commenced so long as all previously delivered Required Information is and remains Compliant for the duration of the Marketing Period.

“Material Contract” has the meaning set forth in Section 4.20(a).

“Merger” has the meaning set forth in Section 2.01(a).

“Merger Consideration” has the meaning set forth in Section 2.02(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 4.17(e)(ii).

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunctions, judgments or decrees of any Governmental Authority.

“Parent” has the meaning set forth in the Preamble.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2022, and the footnotes thereto set forth in the Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2022.

“Parent Capitalization Date” has the meaning set forth in Section 5.05(a).

“Parent Common Shares” has the meaning set forth in Section 5.05(a).

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company or its Representatives.

“Parent ESPP” means the Masonite International Corporation 2014 Employee Stock Purchase Plan.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the financial condition, assets, business or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any Effect to the extent resulting from (i) changes or prospective changes in GAAP or the interpretation thereof, (ii) general economic, political, regulatory, legal or tax conditions in the United States or any other country or region, including changes in financial, credit, securities or currency markets (including changes in interest or exchange rates) and the imposition or adjustment of tariffs, (iii) conditions generally affecting any of the industries in which Parent and its Subsidiaries operate, (iv) changes or prospective changes in Applicable Law or the interpretation thereof, (v) geopolitical conditions, the outbreak or escalation of hostilities, acts of war, sabotage, terrorism, cyberattacks, protests, riots, strikes, global health conditions (including any epidemic, pandemic or disease outbreak) or natural disasters, (vi) the execution, delivery and performance of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement or the identity of or any facts or circumstances relating to the Company, including the impact of any of the foregoing on the business relationships, contractual or otherwise, of Parent and any of its Subsidiaries with customers, suppliers, service providers, employees, Governmental Authorities or any other business relationships resulting from any of the foregoing (provided that this clause (vi) shall not apply to any representation or warranty to the extent such representation or warranty expressly purports to address, as applicable, the consequences resulting from the execution, delivery and performance of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement, including as provided in Section 5.04), (vii) any actions requested in writing to be taken (or omitted to be taken) by or on behalf of the Company, (viii) any failure by Parent or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance or integration synergies for any period, (ix) changes in the price or trading volume of the shares of Parent Common Shares or any other securities of Parent on the NYSE or any other market on which such securities are quoted for purchase and sale or changes in the credit ratings of Parent (it being understood that any underlying facts giving rise or contributing to the failure or changes described in clauses (viii) or (ix) that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect), or (x) any actions taken (or omitted to be taken) by Parent or any of its Subsidiaries that are required or expressly permitted to be taken (or omitted to be taken) pursuant to this Agreement, including any actions required under this Agreement to obtain any approvals, consents, registrations, permits, authorizations and other confirmations under applicable Competition Laws for the consummation of the Merger, except, with respect to clauses (i), (ii), (iii), (iv) and (v), to the extent that such Effect is disproportionately adverse to Parent and its Subsidiaries relative to others in the industry or industries in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate adverse Effect may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur or (b) the ability of Parent to consummate the Merger on or prior to the End Date.

“Parent PSUs” means a restricted stock unit that is subject to vesting conditions based in whole or in part on performance goals granted under a Parent Stock Plan.

“Parent Restricted Shares” means an award of restricted shares of Parent Common Shares that are subject to vesting or forfeiture granted under a Parent Stock Plan.

“Parent RSUs” means a restricted stock unit that is subject to vesting conditions based solely on continued employment or service granted under a Parent Stock Plan.

“Parent SEC Documents” has the meaning set forth in Section 5.07(a).

“Parent Securities” has the meaning set forth in Section 5.05(c).

“Parent Special Shares” has the meaning set forth in Section 5.05(a).

“Parent Stock Plans” means, collectively, the Masonite International Corporation Amended and Restated 2012 Equity Incentive Plan and the Masonite International Corporation 2021 Omnibus Incentive Plan.

“Parent Subsidiary Securities” has the meaning set forth in Section 5.06.

“Parent Termination Fee” has the meaning set forth in Section 11.04(b)(iii).

“Parent Trading Price” means the volume weighted average closing sale price of one share of Parent Common Shares as reported on the NYSE for the 10 consecutive trading days ending on the date that is two trading days prior to the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events) as reported by Bloomberg.

“Performance Company Restricted Share” has the meaning set forth in Section 2.05(a).

“Permit” means each governmental license, franchise, certificate, approval, registration, order, decree or other similar authorization of a Governmental Authority relating to the assets or business of the Company or its Subsidiaries which is necessary for the conduct of the business as currently conducted.

“Permitted Liens” means (a) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and, in each case, for which adequate accruals, in accordance with GAAP, are reflected in the Company Balance Sheet, (b) vendors’, carriers’, warehousemen’s, mechanics’, materialmen’s, worker’s, repairmen’s or other similar Liens incurred in the ordinary course of business and which are not delinquent or which are being contested in good faith and for which adequate accruals in accordance with GAAP, are reflected in the Company Balance Sheet, (c) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records and other encumbrances of record as of the date of this Agreement, (e) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount or that do not, in any case, materially detract from the value or the use of the property subject thereto, (f) statutory landlords’ Liens and Liens granted to landlords under any lease, (g) non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (h) any purchase money security interests, equipment leases or similar financing arrangements, (i) any Liens securing indebtedness or liabilities that are reflected on the most recent consolidated balance sheet of the Company or notes thereto, (j) with respect to any securities, any transfer restrictions of general applicability as may be provided under the 1933 Act or other Applicable Law or restrictions under the organizational documents of the issuer of such securities, (k) Liens as set forth on Schedule 1.01(b) of the Company Disclosure Schedule and (l) any Liens that do not materially and adversely affect the use or operation of the property or assets subject thereto.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Proceeding” means any action, claim, charge, complaint, arbitration, mediation, litigation, suit or other similarly formal legal proceeding commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator.

“Proxy Statement” has the meaning set forth in Section 8.02(a).

“Registration Statement” has the meaning set forth in Section 5.03.

“Regulatory Actions” has the meaning set forth in Section 8.01(c).

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors acting on such Peron’s behalf.

“Required Information” means (i) the historical financial information of the Company described in, and other financial information of the Company reasonably necessary to assist Parent in preparing the pro forma financial statements required by, paragraph (vi) of Annex III of the Debt Commitment Letter as in effect on the date hereof, (ii) other information with respect to the Company of the type required by Regulation S-X or Regulation S-K under the Securities Act in connection with a registered offering of debt securities, (iii) information with respect to the Company of the type and form that is customarily included in a private placement of debt securities pursuant to Rule 144A promulgated under the Securities Act and (iv) drafts of customary comfort letters (including as to customary “negative assurance” comfort and change period) from the Company’s independent accountants with respect to any of the foregoing information, subject to the completion by such accountants of customary procedures relating thereto. Notwithstanding anything to the contrary in this Agreement, nothing will require the Company to provide (or be deemed to require the Company to prepare), and the Required Information shall be deemed to exclude, any Excluded Information (other than clause (vi) of the definition thereof).

“Rights Agreement” means the Rights Agreement dated as of March 30, 2023 between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.

“Sanctioned Person” means at any time any Person: (i) listed on any Sanctions-related list of designated or blocked Persons; (ii) ordinarily resident in or organized under the laws of a country or territory that is the subject of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea, Sevastopol, Donetsk, Luhansk, Kherson and Zaporizhzhia regions of Ukraine and Venezuela); or (iii) owned directly or indirectly, 50% or more (in the aggregate) or otherwise controlled by any of the foregoing.

“Sanctions” means, collectively, the sanctions administered or enforced by the United States Government (including the U.S. Department of the Treasury’s Office of Foreign Assets Control), the United Nations Security Council, the European Union and its member states, and His Majesty’s Treasury.

“SEC” means the U.S. Securities and Exchange Commission.

“Share Cap” has the meaning set forth in Section 2.02(e).

“Solvent” has the meaning set forth in Section 5.17.

“Specified Date” has the meaning set forth in Section 10.01(b)(i).

“Subsidiary” means, with respect to any Person, (i) any entity of which such person, directly or indirectly, owns (A) securities or other ownership interests having ordinary voting power to elect a majority of the board or other governing body of directors or other Person or body performing similar functions or (B) more than 50% of the outstanding equity or financial interests or (ii) any entity in which such Person is or any of its Subsidiaries is a general partner or managing member of such other Person.

“Superior Proposal” has the meaning set forth in Section 6.04(e).

“Surviving Corporation” has the meaning set forth in Section 2.01(a).

“Tax” means any tax or other assessment, duty, impost, fee or charge in the nature of a tax (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax.

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, including any amendments thereof and schedules or attachments thereto.

“Taxing Authority” has the meaning set forth in the definition of “Tax.”

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company, Parent or any of their respective Affiliates.

“Uncertificated Shares” has the meaning set forth in Section 2.03(a).

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof. References to “Articles,” “Sections,” “Exhibits,” “Annexes” and “Schedules” are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein will have the meaning as defined in this Agreement. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. References to “ordinary course of business” will be deemed to be followed by the words “consistent with past practices” with such practices being interpreted hereunder taking into account the circumstances thereof. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “or” will not be deemed to be exclusive. The word “extent” and the phrase “to the extent” when used in this Agreement will mean the degree to which a subject or other thing extends, and such word or phrase will not simply “if.” References to any statute, law or other Applicable Law will be deemed to refer to such statute, law or other Applicable Law as amended from time to time and, if applicable, to any rules, regulations or interpretations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” mean a party or the parties to this Agreement unless the context otherwise requires. References to “transactions contemplated hereby” shall not include approval of the Company Organizational Document Amendment at the Company Stockholders Meeting. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Except as otherwise expressly set forth herein, all amounts required to be paid hereunder will be paid in United States currency in the manner and at the times set forth herein. Whenever this Agreement requires Merger Sub to take any action, such requirement will be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and each has been represented by counsel of its choosing and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by such parties and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. References to “law,” “laws” or to a particular statute or law will be deemed to also include any Applicable Law. References to documents or information “made available” or “provided” to Parent or similar terms will mean documents or information (i) publicly available on the SEC EDGAR database (without redaction or omission) prior to the execution of this Agreement; (ii) delivered by or on behalf of the Company to Parent or Parent’s representatives via e-mail or in hard copy form at least one day prior to the date of this Agreement or (iii) uploaded prior to the execution of this Agreement in the “Project Neptune” dataroom hosted on Datasite at least one day prior to the date of this Agreement and is fully available and visible to Parent and its Representatives (or, in the case of Clean Team Confidential Information (as defined in that certain Clean Team Agreement, dated as of November 25, 2023, by and between the Company and Parent (the “Clean Team Agreement”)), is fully available and visible to Parent’s Permitted Persons (as defined therein) at least one day prior to the date of this Agreement). References to documents or information “made available” or “provided” to the Company or similar terms will mean documents or information (i) publicly available on the SEC EDGAR database (without redaction or omission) prior to the execution of this Agreement; (ii) delivered by or on behalf of Parent to the Company or the Company’s representatives via e-mail or in hard copy form prior to the execution of this Agreement; or (iii) uploaded prior to the execution of this Agreement into an electronic dataroom at least one day prior to the date of this Agreement and is fully available and visible to the Company and its Representatives (or, in the case of Clean Team Confidential Information (as defined in the Clean Team Agreement), is fully available and visible to the Company’s Permitted Persons (as defined therein) at least one day prior to the date of this Agreement). In interpreting and construing this Agreement, effect will be given to the provisions set forth in Section 1.02 of the Company Disclosure Schedule.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the DGCL, whereupon the separate existence of Merger Sub will cease, and the Company will be the surviving corporation as a wholly owned Subsidiary of Parent (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) will take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 or through the electronic exchange of the applicable documents, using PDFs or electronic signatures as soon as possible, but in any event (i) no later than three Business Days after the date the last of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) has been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the last of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), the Closing shall take place on the earlier to occur of (x) any Business Day before or during the Marketing Period as may be specified by Parent on no fewer than three Business Days’ written notice to the Company and (y) the third Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or, to the extent permissible, waiver of all of the conditions set forth in Article 9 as of the date determined pursuant to this proviso (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing)) or (ii) such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

(c) At the Closing, the Company and Merger Sub shall file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the Certificate of Merger) (the “Effective Time”).

(d) From and after the Effective Time, the Surviving Corporation will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL.

Section 2.02. Conversion of Shares. (a) Except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each Company Common Share outstanding immediately prior to the Effective Time (including each Company Restricted Share, subject to Section 2.05(a)) will automatically be converted into the right to receive (i) $33.50 in cash (the “Cash Consideration”) and (ii) 0.07353 Parent Common Shares (the “Exchange Ratio”) ((i)

and (ii), collectively, together with any cash in lieu of fractional Parent Common Shares as specified in Section 2.06 below, the “Merger Consideration”), in the case of each of clause (i) and clause (ii), without interest. As of the Effective Time, all such Company Common Shares will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and will thereafter represent only the right to receive the Merger Consideration to be issued or paid in accordance with Section 2.03, without interest.

(b) Each Company Common Share held by the Company as a treasury share or owned by Merger Sub immediately prior to the Effective Time will be canceled and cease to exist, and no payment will be made with respect thereto. For the avoidance of doubt, each Company Restricted Share and Company RSU shall be treated in accordance with Section 2.05.

(c) Each Company Common Share held by Parent, any Subsidiary of Parent (other than Merger Sub) or any Subsidiary of the Company immediately prior to the Effective Time will be converted into such number of common shares of the Surviving Corporation such that each such Person owns the same percentage of the outstanding capital stock in the Surviving Corporation immediately following the Effective Time as such Person owned in the Company immediately prior to the Effective Time.

(d) Each common share of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one common share of the Surviving Corporation and, except as provided in Section 2.02(c), will constitute the only outstanding shares of capital stock of the Surviving Corporation.

(e) Without limiting any rights or obligations otherwise set forth in this Agreement, if the Merger would otherwise result in the issuance of Parent Common Shares (including shares that would be deliverable pursuant to converted equity awards pursuant to Section 2.05) in excess of 19.99% of the shares of Parent Common Shares outstanding immediately prior to the Effective Time (the “Share Cap”), (i) (A) the Exchange Ratio shall automatically be reduced by the smallest number (rounded to the nearest 0.0001) that causes the total number of shares of Parent Common Shares issuable in the Merger (including shares that would be deliverable pursuant to converted equity awards pursuant to Section 2.05) to not exceed the Share Cap (the amount of the reduction of such ratio, the “Exchange Ratio Reduction Number”) and (B) the Cash Consideration shall automatically be increased by an amount in cash equal to (x) the Exchange Ratio Reduction Number multiplied by (y) the Parent Trading Price, and (ii) Parent shall deposit (or cause to be deposited) with the Exchange Agent (concurrently with the deposit of the Cash Consideration), by wire transfer of immediately available funds, an additional amount in cash, in lieu of any shares of Parent Common Shares reduced in accordance with clause (i)(A) of this Section 2.02(e), equal to such amount.

Section 2.03. Surrender and Payment. (a) At least 10 Business Days prior to the Closing Date, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) and enter into an exchange agent agreement, reasonably acceptable to the Company, with such agent for the purpose of exchanging for the Merger Consideration as promptly as practicable after the Effective Time (i) certificates representing Company Common Shares (the “Certificates”) or (ii) uncertificated Company Common Shares (the “Uncertificated Shares”). Prior to the Effective Time, Parent shall make available to the Exchange Agent the aggregate Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. As promptly as practicable after the Effective Time (but no later than two Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of Company Common Shares at the Effective Time a letter of transmittal and instructions (which will be in a form reasonably acceptable to the Company and finalized prior to the Effective Time and which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of Company Common Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Company Common Share represented by a Certificate or for each Uncertificated Share (less any applicable withholding). The Parent Common Shares constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of Company Common Shares or is otherwise required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share will represent from and after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest will be paid or will accrue on the cash payable upon surrender of any such Company Common Shares.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it will be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) At the Effective Time, the share transfer books of the Company will be closed, and there will be no further registration of transfers of Company Common Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they will be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Company Common Shares 12 months after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged any Company Common Share for the Merger Consideration in accordance with this Section 2.03 prior to that time will thereafter look only to Parent for payment of the Merger Consideration in respect of such Company Common Share without any interest thereon (subject to abandoned property escheat or similar Applicable Law). Notwithstanding the foregoing, none of Parent, the

Surviving Corporation or the Exchange Agent will be liable to any holder of Company Common Shares for Merger Consideration delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Applicable Law. If any Certificate shall not have been surrendered prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, then any such Merger Consideration will, to the extent permitted by Applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to Parent Common Shares constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.06, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.03. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.06 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities.

Section 2.04. Dissenting Shares. (a) Notwithstanding anything to the contrary set forth in this Agreement, all Company Common Shares that are issued and outstanding as of immediately prior to the Effective Time and held by the Company’s stockholders who shall have neither voted in favor of the adoption of this Agreement nor consented thereto in writing and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Company Common Shares in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.02(a). Such Company stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such Company Common Shares in the manner provided in Section 2.03 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.09).

(b) The Company shall give Parent prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares. Parent shall have the right to participate in all negotiations and Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands in respect of Dissenting Company Shares.

Section 2.05. Treatment of Equity Awards. (a) Effective as of immediately prior to the Effective Time, the restrictions on each Company Restricted Share granted prior to the date hereof and outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, Parent, Merger Sub or the Company, lapse, and each such Company Restricted Share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, an outstanding share of Company Common Shares not subject to any restrictions, subject to any withholding Taxes required by Applicable Law to be withheld; provided that, if there are any performance conditions applicable to any Company Restricted Share (any such Company Restricted Share, “Performance Company Restricted Share”), then the restrictions on such performance-based Company Restricted Share will lapse with respect to a number of Company Common Shares that is calculated as set forth in Section 2.05(a) of the Company Disclosure Schedule and otherwise in accordance with the Company Stock Plan and the applicable award agreement governing such performance-based Company Restricted Shares. For the avoidance of doubt, any additional performance-based Company Restricted Share that may become earned and issuable pursuant to the applicable award agreement upon the applicable anniversary of the grant date of such performance-based Company Restricted Share and in accordance with Section 2.05(a) of the Company Disclosure Schedule shall be considered granted and outstanding as of immediately prior to the Effective Time for purposes of the foregoing calculation in this Section 2.05(a).

(b) Effective as of immediately prior to the Effective Time, each award of Company Restricted Shares granted on or following the date hereof and outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, Parent, Merger Sub or the Company, be converted into an award of Parent Restricted Shares in respect of a number of Parent Common Shares (rounded to the nearest whole share) determined by multiplying the number of Company Restricted Shares subject to such award immediately prior to the Effective Time by the Equity Award Exchange Ratio. Except as provided in the immediately preceding sentence, each such award of Parent Restricted Shares shall continue to be subject to substantially the same terms and conditions as were applicable to the corresponding award of Company Restricted Shares immediately prior to the Effective Time. For purposes of this Agreement, the term “Equity Award Exchange Ratio” means the sum of (i) the Exchange Ratio and (ii) the quotient of the Cash Consideration divided by the Parent Trading Price.

(c) Effective as of immediately prior to the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive an amount equal to (i) the Merger Consideration, plus (ii) any accrued but unpaid dividends or dividend equivalents in respect of such Company RSU as of the Effective Time.

(d) At or prior to the date hereof, the compensation committee of the Board of Directors and the Board of Directors, as applicable, shall have adopted any resolutions and have taken any actions that are necessary to effectuate the treatment of the Company Restricted Shares and Company RSUs pursuant to this Section 2.05. As soon as practicable following the date hereof and in all events prior to, and contingent upon, the Effective Time, the Company shall cause the Company Stock Plan to terminate at or prior to the Effective Time.

(e) At or prior to the date hereof, the Company, the Board of Directors or the compensation committee of the Board of Directors, as applicable, shall have adopted such resolutions and taken such other actions as may reasonably be required to provide that, (i) the ESPP shall be frozen and suspended at the end of the “offering period” that is in progress as of the date of this Agreement and no new offering periods shall commence under the ESPP at any time on or after the date hereof, (ii) no current participants in the ESPP shall be permitted to increase their payroll deduction elections or rate of contributions under the ESPP from those in effect on the date of this Agreement or make any separate non-payroll contributions to the ESPP on or following the date of this Agreement and no individuals not participating in the ESPP as of the day before the date of this Agreement shall commence participation in the ESPP during the period from the date of this Agreement through the Effective Time, (iii) effective upon the consummation of the transactions contemplated hereby, any “offering period” that would otherwise be in progress as of the Effective Time will be accelerated in accordance with Section 14 of the ESPP (including the provision of notices to participants in the ESPP as provided therein) to a date on or prior to the fifth (5th) Business Day prior to the Closing Date and (iv) the ESPP shall terminate prior to, and contingent upon, the Effective Time.

(f) All payments under this Section 2.05 shall be made at or as soon as practicable after the Effective Time (and in no event later than the next regularly scheduled payroll run of the Company or Surviving Corporation that is at least five Business Days following the Closing Date), pursuant to the Company’s or the Surviving Corporation’s ordinary payroll practices, and will be subject to any applicable withholding.

Section 2.06. Fractional Shares. No fractional Parent Common Shares shall be issued in the Merger. All fractional Parent Common Shares that a holder of Company Common Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the Parent Trading Price, by the fraction of a Parent Common Share (which product will be rounded to the nearest whole cent) to which such holder would otherwise have been entitled after giving effect to such aggregation.

Section 2.07. Adjustments. Without limiting any rights or obligations otherwise set forth in this Agreement, if, during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company or Parent shall have changed into a different number or class of shares by reason of any reclassification, recapitalization, share split or combination, exchange or readjustment of shares, or any share dividend thereon with a record date during such period, but excluding any change that results from settlement of Company Restricted Shares or Company RSUs, the Merger Consideration and any other amounts payable pursuant to this Agreement and, if applicable, the Exchange Ratio and its determination shall be appropriately adjusted.

Section 2.08. Withholding Rights. Notwithstanding anything to the contrary herein, Parent, the Company, the Surviving Corporation and any of their respective Affiliates or agents shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under the Code or any other Tax Applicable Law. Any amounts so deducted or withheld shall, to the extent paid over to the appropriate Taxing Authority, be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.09. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, an agreement to indemnify the Surviving Corporation against any claim that may be made with respect to such Certificate (including, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct), the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Common Shares represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with Applicable Law.

Section 3.02. Bylaws. The bylaws of Merger Sub in effect at the Effective Time will be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by reference to the name of the Surviving Corporation) until thereafter amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation. Prior to the Closing Date, the Company shall either remove (or cause the removal of) or use reasonable best efforts to procure resignation letters (in a form and substance reasonably satisfactory to Parent) of each individual serving as a director of any Company Subsidiary or member of any committee of a Subsidiary of the Company’s board of directors, in each case, solely in such individual’s capacity as a director of any Subsidiary of the Company and member of any committee of a Subsidiary of the Company’s board of directors, and in each case conditioned upon and effective as of the Closing, and shall deliver, or cause to be delivered, to Parent such procured resignation letters (or evidence of such removal) at or prior to the Closing.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except to the extent (a) disclosed in any Company SEC Document filed before the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section or any disclosures in any “forward-looking statements” section; it being understood that any factual information contained within such sections shall not be excluded) (it being understood that this clause (a) shall not apply to Section 4.01, Section 4.02, Section 4.03, Section 4.05, Section 4.23, Section 4.24 or Section 4.25); or (b) subject to Section 11.05, as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01. Corporate Existence and Power. (a) The Company (i) is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware and (ii) has all corporate powers required to carry on its business as now conducted and to own, lease or operate its properties and assets, except in the case of this clause (ii) where the failure to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the properties or assets owned, operated or leased by it or the conduct of its business in such jurisdiction, as currently conducted, requires such qualification, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the certificate of incorporation and bylaws of the Company in effect as of the date hereof. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for obtaining the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action not previously taken on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation of the transactions contemplated hereby. The affirmative vote of the holders of a majority of the outstanding Company Common Shares to vote at the Company Stockholders Meeting on the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock required by Applicable Law or under the organizational documents of the Company or any of its Subsidiaries necessary to consummate the transactions contemplated hereby (including the Merger). The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether at law or in equity (collectively, the “Enforceability Exceptions”)).

(b) At a meeting duly called and held, the Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and the Company’s stockholders, and declared it advisable to enter into this Agreement and consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth herein, (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the transactions contemplated hereby upon the terms and conditions set forth herein, (iii) resolved to recommend that the Company’s stockholders adopt this Agreement in accordance with the DGCL and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company’s stockholders at a meeting thereof (such recommendation, the “Company Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by the Company with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act, (b) the filing with the SEC of such reports and other filings under, and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws (including filing, or causing to be filed, the Proxy Statement and the clearance thereof by the SEC), (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (d) compliance with the rules and regulations of the NYSE and (e) any other actions or filings (i) required solely by reason of the participation of Parent or Merger Sub (as opposed to any Third Party) in the transactions contemplated hereby or (ii) the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and, assuming compliance with the matters referred to in Section 4.03 and, in the case of the consummation of the transactions contemplated hereby, receipt of the Company Stockholder Approval, the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of the Company, (b) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) require any consent or other action by any Person under, violate, conflict with, result in breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or cause or permit the termination, acceleration of performance or cancellation of any agreement binding upon the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any properties, rights or asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 200,000,000 common shares, par value $0.01 per share (“Company Common Shares”) and 10,000,000 preferred shares, par value $0.01 per share (“Company Preferred Shares”). As of December 16, 2023 (such date, the “Company Capitalization Date”), there were outstanding (i) 58,432,275 Company Common Shares, including Company Restricted Shares covering an aggregate of 1,405,128 Company Common Shares (assuming target performance with respect to any performance-based Company Restricted Shares), (ii) no Company Preferred Shares, (iii) 21,725 Company Common Shares subject to outstanding Company RSUs, and (iv) 0 Company Common Shares subject to outstanding purchase rights under the ESPP (assuming a purchase price based on the fair market value of a Company Common Share on the first day of the offering period under such plan). All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to the Company Stock Plan or the ESPP will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. From the close of business on the Company Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Securities, other than pursuant to the vesting and settlement of Company Restricted Shares or Company RSUs, in each case, which were granted prior to the date of this Agreement.

(b) As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Shares may vote.

(c) Except as set forth in this Section 4.05, as of the date hereof there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities (including any voting debt) of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities (including any voting debt) of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities (including any voting debt) or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities (including any voting debt) or ownership interests in the Company or (iv) share options, restricted shares, restricted share units, share appreciation rights, “phantom” equity, profits interests, contingent value rights, performance units or similar securities or rights issued by the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities (including any voting debt) or ownership interests of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(d) There are no outstanding obligations of the Company or any of its Subsidiaries to issue, transfer, exchange, register, repurchase, redeem or otherwise acquire or sell any of the Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company. There are no (i) voting trusts, proxies or similar agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries or (ii) obligations or binding commitments of any character to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities, (C) relating to the voting, or requiring registration, of any Company Securities or (D) requiring the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. None of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly formed, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers required to carry on its business as now conducted and to own, lease or operate its respective properties, rights and assets, except for any failure to be so formed, existing and in good standing or any failure to have such power or authority as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where the properties, or assets owned, operated or leased by it or the conduct of its business in such jurisdiction, as currently conducted, requires such qualification, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All “significant subsidiaries” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company and their respective jurisdictions of organizations as of the date hereof are identified in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022. The Company has made available to Parent true, complete and correct copies of the certificate of incorporation and bylaws or other organization documents of each non-wholly owned Subsidiary of the Company in effect as of the date hereof. None of the Subsidiaries of the Company is in violation of its organizational documents.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) share options, restricted shares, share appreciation rights, phantom equity, profits interests, performance units or similar securities or rights issued by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to issue, transfer, exchange, register, repurchase, redeem or otherwise acquire or sell any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of or equity or ownership interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities or ownership interests of any Person. Section 4.06(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the name, jurisdiction of organization and schedule of equityholders of each of the Subsidiaries of the Company existing as of the date of this Agreement. Neither the Company nor its Subsidiaries has any binding (whether written or oral) contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, or other binding agreement pursuant to which it is obligated to make any investment (in the form of a loan, capital contribution or otherwise) in any Person (other than any Subsidiary of the Company).

Section 4.07. SEC Filings; Internal Control. (a) Since January 1, 2022, the Company has filed with or furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company pursuant to Applicable Laws (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing or furnishing date, each Company SEC Document complied, and each Company SEC Document filed or furnished subsequent to the date hereof will when so filed or furnished comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing or furnishing date, each Company SEC Document did not, and each Company SEC Document filed or furnished subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Since January 1, 2022, the Company has, in material compliance with Rule 13a-15 under the 1934 Act, (i) designed, established and maintained disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is timely recorded and made known to the management, including the chief executive officer and chief financial officer, of the Company by others within those entities and (ii) designed, established and maintained internal controls over financial reporting (“Internal Controls”), as defined in Section 13a-15 under the 1934 Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since January 1, 2022, neither the Company nor, to the Knowledge of the Company, the Company’s independent auditors has identified or been made aware of significant deficiencies or material weaknesses in the design or operation of the Company’s Internal Controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls. Since January 1, 2022, neither the Company nor, to the Knowledge of the Company, the Company’s independent auditors have identified or been made aware of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls, including management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. Since January 1, 2022, there has been no material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective Internal Controls. Since January 1, 2022, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar material violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Board of Directors or the Board of Directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(e) As of the date hereof, none of the Company SEC Documents is the subject of any unresolved or outstanding SEC comment or, to the Knowledge of the Company, the subject of ongoing SEC review.

(f) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

(g) Except as permitted under the 1934 Act and disclosed in the Company SEC Documents, neither the Company nor any of its Affiliates has made, arranged or modified any extensions of credit in the form of a personal loan to any executive officer of the Company or member of the Board of Directors.

(h) No Subsidiary of the Company is required to file, or files, any reports, schedules, forms, statements, prospectuses, registration statements or other documents with the SEC.

Section 4.08. Financial Statements. The audited consolidated financial statements (including any related notes and schedules) and unaudited consolidated interim financial statements (including any related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents (a) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q) and (b) fairly present in all material respects, in conformity with GAAP applied on consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to, in the case of any unaudited consolidated interim financial statements, normal year-end audit adjustments and the absence of footnotes). There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements (and neither the Company nor any Subsidiary of the Company has any commitment to become a party to any off-balance sheet arrangement) of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

Section 4.09. Disclosure Documents. The Proxy Statement will, with respect to information regarding the Company, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the 1933 Act or (b) the Proxy Statement will, at the date it (and any amendments or supplements thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, in the case of each of clauses (a) and (b) above, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub or any of their respective Representatives in writing specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. Since December 31, 2022 (the “Balance Sheet Date”) through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course in all material respects and (b) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Balance Sheet Date through the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a material breach of clauses (c), (d), (e), (f), (g), (j), (l), (m), (n), (o) or (p) of Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities or obligations to the extent disclosed and provided for in the Company Balance Sheet (or notes thereto); (b) liabilities or obligations to the extent incurred in the ordinary course of business since the Balance Sheet Date; (c) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (d) liabilities or obligations which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. Compliance with Laws; Permits. (a) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance with all Applicable Laws and (ii) neither the Company nor any of its Subsidiaries nor any of their respective assets is, to the Knowledge of the Company, under investigation with respect to or has been threatened to be charged with or given notice of, nor has any Governmental Authority notified the Company or any of its Subsidiaries in writing of its intent to conduct an investigation of, any violation of any Applicable Law, except for such investigations or charges which has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2022, (i) the Company and its Subsidiaries are in possession of, and in compliance with, all Permits necessary for those entities for the ownership and operation of their respective businesses as now being conducted, under and pursuant to Applicable Laws, (ii) all such Permits are in full force and effect and (iii) no suspension, cancellation, withdrawal or revocation thereof is pending or threatened.

(c) The Company and its directors, officers and each of its Subsidiaries, and, to the Knowledge of the Company, the directors and officers of each such Subsidiary and the respective employees, consultants and agents of the Company and its Subsidiaries (in each case, to the extent acting for or on behalf of the Company or any of its Subsidiaries), are and for the past five years have been in compliance with Anti-Corruption Laws in all material respects and have not (i) used any corporate funds for unlawful contributions, gifts, entertainment or other expenses related to political activity; (ii) made any unlawful payments to any government officials; or (iii) otherwise made any unlawful bribe, rebate, payoff, influence payment, kickback or similar payment in violation of any applicable Anti-Corruption Law. The Company and each of its Subsidiaries have adopted, maintained, and adhered to compliance policies and procedures and a system of internal controls reasonably designed to ensure compliance with Anti-Corruption Laws.

(d) None of the Company, its directors, officers or any of its Subsidiaries, or, to the Knowledge of the Company, the directors or officers of any such Subsidiary or the respective employees, consultants and agents of the Company or its Subsidiaries (in each case, to the extent acting for or on behalf of the Company or any of its Subsidiaries): is or has been for the past five years (i) a Sanctioned Person; (ii) transacted business with or for the benefit of any Sanctioned Person or otherwise violated Sanctions; or (iii) violated any Ex-Im Law.

(e) Neither the Company nor any of its Subsidiaries has been for the past five years the subject of any allegation or enforcement proceeding, nor to the Knowledge of the Company, any inquiry or investigation, regarding any possible violation of applicable Anti-Corruption Laws, Ex-Im Laws or Sanctions.

(f) As of the date hereof, neither the Company nor any of its Subsidiaries has applied for and obtained any benefit, loan, right or amount under the CARES Act or any other Applicable Law intended to address COVID-19 that would reasonably be expected to result in material restrictions on the business of the Company and its Subsidiaries.

Section 4.13. Litigation. There is, and since January 1, 2022 has been, no (a) Proceeding pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any officer, director or employee of the Company or any of its Subsidiaries in such capacity before any Governmental Authority or (b) Order outstanding against the Company or any of its Subsidiaries, in each case, except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, there is no Proceeding pending, or, to the Knowledge of the Company, threatened, against the Company and there is no Order outstanding that in any manner seeks to prevent, enjoin or materially delay the Company’s ability to consummate the Merger or any of the other transactions contemplated hereby.

Section 4.14. Properties. (a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Balance Sheet Date in the ordinary course of business.

(b) Section 4.14(b) of the Company Disclosure Schedule sets forth a true, correct and complete (in all material respects) list of all real property and interests in real property owned in fee simple by the Company or any of its Subsidiaries. Except as had not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries have good, valid and marketable title, in fee or valid leasehold, easement or other rights, in each case, free and clear of all Liens other than Permitted Liens, to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted.

(c) Section 4.14(c) of the Company Disclosure Schedule sets forth a true, correct and complete (in all material respects) list as of the date of this Agreement of all leases, licenses, subleases and occupancy agreements of real property to which the Company or any of its Subsidiaries is a party (each, a “Lease”). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and no event has occurred that, with notice, lapse of time or both, would constitute a material default by the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party under any Lease and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Lease, is in violation of any provision of any Lease or is in default under any Lease.

Section 4.15. Intellectual Property. (a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the conduct of the business of the Company and its Subsidiaries as currently conducted does not currently infringe on, misappropriate or otherwise violate, and since January 1, 2018, the conduct of the Business and its Subsidiaries has not infringed on, misappropriated or otherwise violated, the Intellectual Property rights of any Person, and(ii) there is no claim or Proceeding pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries alleging any of the foregoing.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or since January 1, 2022 has infringed, misappropriated or otherwise violated the Company-Owned Intellectual Property, and neither the Company nor any of its Subsidiaries have sent written notice or initiated any Proceeding alleging the same; and (ii) no Company-Owned Intellectual Property is subject to any outstanding judgment, injunction, Order or decree restricting the use thereof by the Company or its Subsidiaries.

(c) Section 4.15(c) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all registrations and applications for registration for Company-Owned Intellectual Property (the “Company Registered Intellectual Property”). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) none of the Company Registered Intellectual Property has been adjudged invalid or unenforceable in whole or in part; and (ii) there is no, and has not since January 1, 2022 been any, pending or, to the Company’s Knowledge, threatened Proceeding (A) challenging or contesting the ownership, validity, registrability, scope or enforceability of any Company-Owned Intellectual Property or (B) brought by the Company or one of its Subsidiaries and challenging or contesting the ownership, validity, registrability, scope or enforceability of any Intellectual Property rights of any other Person.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) either the Company or one of its Subsidiaries exclusively owns all right, title and interest in and to the Company-Owned Intellectual Property; (ii) the Company and its Subsidiaries have valid rights to use all other Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, in each case of clause (i) and clause (ii), free and clear of any Liens (other than Permitted Liens); and (iii) the transactions contemplated hereby will not (A) impair any such ownership or rights or (B) pursuant to any Contract to which the Company or its Subsidiaries are a party, result in Parent or any of its Affiliates granting any right to any Intellectual Property owned by, or licensed to, any of them.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken and currently take reasonable steps in accordance with generally accepted industry practice to protect, defend and enforce all Company-Owned Intellectual Property and to maintain the confidentiality of all trade secrets held by the Company.

(f) The Company and its Subsidiaries are in material compliance with, and since January 1, 2022 have materially complied with, all applicable Data Security Requirements and neither the Company nor any of its Subsidiaries has received any notice from any Governmental Authority alleging any violation thereof. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s Knowledge, since January 1, 2022, (i) the Company and its Subsidiaries have not experienced any incident in which confidential, proprietary or sensitive information, payment card data, personally identifiable information, or other protected information relating to individuals was or may have been stolen, misused, misappropriated or improperly accessed, including any breach of security, and (ii) there have been no disruptions, failures of, or unauthorized access to or unauthorized use of the information technology systems owned or controlled by the Company and its Subsidiaries (the “Company IT Systems”) and the Company and its Subsidiaries have not sent or received any written notices or written complaints from any Person with respect to either of the foregoing clauses (i) and (ii).

(g) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company IT Systems are sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted and (ii) the Company and its Subsidiaries have used and currently use commercially reasonable efforts consistent with generally accepted industry practice to protect the confidentiality, integrity and security of the Company IT Systems from any unauthorized use, access, interruption, or modification.

Section 4.16. Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law (taking into account all extensions), and all such Tax Returns are true, correct and complete.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable.

(c) There is no Proceeding pending or, to the Company’s Knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax.

(d) There are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Permitted Liens.

(e) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes (other than any such group the common parent of which is or was the Company or any of its Subsidiaries), (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Applicable Law or as a successor or transferee, (iii) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement or other similar arrangement (other than (i) any commercial agreements not primarily related to Tax or (ii) any agreements among or between only the Company or any of its Subsidiaries) or (iv) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed (in whole or in part) by Section 355 (or so much of Section 356 as relates to Section 355) of the Code in the two-year period ending on the date of this Agreement. Neither the Company nor any Company Subsidiary has any liability to make any payment pursuant to Section 965 of the Code.

(f) Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4.

Section 4.17. Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Schedule contains, as of the date hereof, a list of all material Company Plans. For each such Company Plan, the Company has made available to Parent a copy of such Company Plan and all amendments thereto (or a written summary in the case of an unwritten plan) and, to the extent applicable: (i) the most recently filed Form 5500 annual report (with applicable schedules and attachments thereto); (ii) the most recent favorable determination or opinion letter from the Internal Revenue Service (“IRS”); and (iii) any material non-routine communication with any Governmental Authority since January 1, 2022.

(b) Each Company Plan has been established and administered in compliance with its terms and Applicable Law, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Plan intended to be “qualified” under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period.

(c) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby would, either alone or in conjunction with any other event, (i) other than with respect to the treatment of Company Restricted Shares, Company RSUs and any rights under the ESPP in accordance with Section 2.05, entitle any Company Service Provider to any payment or benefit (including the forgiveness of any indebtedness), or accelerate the time of payment, funding or vesting, or otherwise increase the amount of, compensation due or payable or the level of benefits to be provided to any Company Service Provider under any Company Plan or otherwise, (ii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Plan, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan or (iv) result in any Company Service Provider receiving any “excess parachute payment” (within the meaning of Section 280G of the Code) from the Company or its Subsidiaries (excluding the impact of any compensation arrangements established, adopted, entered into or modified following the Effective Time).

(d) No Company Plan requires any gross up or contains any other obligation to reimburse any Company Service Provider for any Taxes imposed under Section 4999 or 409A of the Code or otherwise.

(e) Neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to or has in the past six years sponsored, maintained, contributed to, or is required to contribute to, or has or is reasonably expected to have any material unsatisfied liability with respect to (including as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person), any plan that is (i) a “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer” plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”); (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(4) of ERISA). No Company Plan provides health or other welfare benefits to retirees or other former employees or service providers of the Company or its Affiliates other than health continuation coverage pursuant to Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law. Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, all contributions required to be made to any Company Plan by Applicable Law or otherwise, and all premiums due or payable with respect to insurance policies funding any Company Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements of the Company in accordance with GAAP.

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceeding (other than routine claims for benefits) is pending against or with respect to or, to the Knowledge of the Company, is threatened against or with respect to, any Company Plan.

Section 4.18. Employee and Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to, bound by, or subject to any collective bargaining agreement or other contract with any labor union or other labor organization (each, a “CBA”). No Company Service Providers are represented by any labor union or other labor organization with respect to their employment with the Company or any of its Subsidiaries. Since January 1, 2022, no labor union, other labor organization, or group of Company Service Providers has made a written demand to the Company for recognition or certification. To the Knowledge of the Company, since January 1, 2022, there have been no material labor organizing activities with respect to any

Company Service Providers. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, there has been no unfair labor practice charges, labor grievances, employment-related Proceedings, labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting the Company or its Subsidiaries.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2022 have been, in compliance with all Applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements.

(c) As of the date hereof, the Company has not implemented or publicly announced any employee layoff, facility closure or shutdown (whether voluntary or as required by Applicable Law), reduction-in-force or furlough affecting Company Service Providers within the past five months.

(d) There have been no sexual harassment, discrimination or retaliation allegations made since January 1, 2022 involving any executive officer of the Company or member of the Board of Directors. The Company or its applicable Subsidiary has investigated any sexual harassment, discrimination or retaliation allegation made by any Company Service Provider since January 1, 2022 of which the Company has Knowledge. With respect to any such allegation with merit, the Company or its applicable Subsidiary has taken corrective action reasonably calculated to prevent continuation or recurrence of the alleged violation.

Section 4.19. Environmental Matters. Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole:

(a) no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws that is currently pending, and there are no judicial, administrative or other Proceedings pending or, to the Company’s Knowledge, threatened which allege a violation by, or liability of, the Company or any of its Subsidiaries under any Environmental Laws, and there is no administrative or judicial Order of any Governmental Authority pursuant to any Environmental Laws outstanding against the Company or any of its Subsidiaries;

(b) the Company and each of its Subsidiaries have all Permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such Permits;

(c) the operations of the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws;

(d) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other Person to the extent giving rise to liability for the Company or any of its Subsidiaries has released or disposed of any Hazardous Substance on or under real property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other location where Hazardous Substances generated by the Company or any of its Subsidiaries have been disposed, in quantities or concentrations that require investigation, remediation or monitoring by the Company or any of its Subsidiaries pursuant to any Environmental Law;

(e) neither the Company nor any of its Subsidiaries has assumed, undertaken or agreed to provide indemnification for, as a result of any contract, any material liability of any other Person arising under Environmental Laws; and

(f) the Company has delivered or otherwise made available for inspection to Parent true, complete and correct copies of any material reports, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), studies, analyses, tests or monitoring in the possession of the Company or any of its Subsidiaries pertaining to: (i) any unresolved liabilities of the Company or any of its Subsidiaries under Environmental Law; (ii) any releases or disposal of Hazardous Substances by the Company or any of its Subsidiaries or to the extent giving rise to liability for the Company or any of its Subsidiaries in, on, or beneath any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (iii) the Company’s or any of its Subsidiaries’ noncompliance with applicable Environmental Laws, in each case to the extent prepared since January 1, 2020.

Section 4.20. Material Contracts. (a) Section 4.20(a) of the Company Disclosure Schedule contains an accurate and complete list of each contract described below in this Section 4.20(a) (other than a Company Plan or, only for purposes of Section 4.20(a)(i), Section 4.20(a)(ii) and Section 4.20(a)(iii), purchase orders or invoices entered into in the ordinary course of business substantially consistent with the form listed in Section 4.20(a)(i) or (ii) of the Company Disclosure Schedule) to which the Company or any of its Subsidiaries is a party as of the date hereof (together with any contract of the type described in clauses (i) through (xvi) of this Section 4.20(a) entered into after the date of this Agreement and prior to the Closing Date) (each contract of a type described in this Section 4.20(a), a “Material Contract”):

(i) any contract with a top 20 customer (determined on the basis of the aggregate revenues recognized by the Company and its Subsidiaries during calendar year 2023 through the date hereof);

(ii) any contract with a top 20 vendor or supplier of goods, services or other assets (including supply of raw materials, pulp, aluminum, glass and/or wood) (determined on the basis of the aggregate dollar volume of purchases made by the Company and its Subsidiaries during calendar year 2023 through the date hereof);

(iii) any contract that is not a lease for real property and that both (A) requires or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries after the date hereof in an amount having an expected value in excess of $3,000,000 and (B) cannot be cancelled by the Company or any of its Subsidiaries without penalty or further payment (other than liabilities incurred prior to the time of termination) without more than 90 days’ notice;

(iv) any contract relating to the acquisition or disposition of any material securities, assets or businesses or exclusive licensing agreement (whether by merger, purchase of stock, purchase of assets or otherwise) that contains any material outstanding non-competition, earn-out or other contingent payment obligations of the Company or any of its Subsidiaries that would reasonably be expected to result in the Company’s or any of its Subsidiaries’ receipt or making of future payments in excess of $2,000,000;

(v) any contract involving the licensing of or other grant of rights in Intellectual Property (excluding, in each case, (A) licenses for unmodified, commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms with an aggregate annual license fee of less than $500,000 and (B) non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business);

(vi) any contract under which the Company or any of its Subsidiaries (A) is lessee of, or holds or operates, any personal property owned by any other Person, for which the annual rent exceeds $2,000,000 and (B) cannot cancel without penalty or further payment (other than liabilities incurred prior to the time of termination) without more than 90 days’ notice;

(vii) any contract that expressly prohibits the payment of dividends or distributions in respect of the capital stock or voting or equity securities of the Company or any of its Subsidiaries, or prohibits the pledging of the capital stock or voting or equity securities or other equity interests of the Company or any of its Subsidiaries or the issuance of any guaranty by the Company or any of its Subsidiaries;

(viii) any contract with any Affiliate, director, executive officer (as such term is defined in the 1934 Act), holder of 5% or more of the shares of capital stock of the Company or, to the Knowledge of the Company, any of their respective Affiliates (other than the Company or its Subsidiaries) or immediate family members (other than any indemnity under the certificate of incorporation and bylaws or other organization documents of the Company and its Subsidiaries) that is required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Form 10-K or proxy statement pertaining to an annual meeting of stockholders;

(ix) any contract that (A) limits in any material respect the freedom of the Company or any of its Subsidiaries to compete in any line of business or geographic region, or offer or sell any products, assets or services, with or to any Person, or (B) expressly contains any material “most favored nation” provision, exclusive dealing or marketing arrangement or arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right to any other Person;

(x) any partnership, joint venture, joint development, strategic alliance or other similar contract;

(xi) any contract relating to outstanding indebtedness of the Company or the Subsidiaries of the Company, including any indenture, loan or credit agreement, or indebtedness in connection with any settlement facilities or lines of credit or any financial guaranty or credit support, indemnification, assumption or endorsement thereof (in each case whether incurred, assumed, guaranteed or secured by any asset), in each case, in the principal amount of $2,000,000 or more (including any related security or pledge agreements), other than contracts among the Company and its wholly owned Subsidiaries;

(xii) any contract requiring contributions of capital, capital expenditures or the acquisition or construction of fixed assets in excess of $3,000,000 in the next 12 months (excluding contributions made to the Company by its Subsidiaries);

(xiii) any CBAs;

(xiv) any contract providing for the settlement of any Proceeding asserted by any Person (including a Governmental Authority) (A) involving payment by the Company or any of its Subsidiaries in excess of $1,000,000 or (B) that imposes continuing requirements, obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole;

(xv) any other contract, arrangement, commitment or understanding that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC); and

(xvi) any other contract that commits the Company or any of its Subsidiaries to enter into any contracts of the types described in foregoing clauses (i) through (xv).

(b) The Company has made available to Parent an accurate and complete copy of each Material Contract (including any applicable amendments, modifications or material waivers) as in effect as of the date hereof. Except for breaches, violations or defaults which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (i) each Material Contract is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Material Contract, is in breach or default of any provision of, or taken or failed to take any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of such Material Contract, and, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

Section 4.21. Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries maintain insurance in such amounts and against such risks and with such carriers as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate and as is sufficient to comply with Applicable Law, (ii) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof and the limits and sub limits of such policies have not been exhausted or materially diminished, (iii) all premiums payable under all such policies have been timely paid, the Company and its Subsidiaries are in compliance with all other terms and conditions (including any notification requirements) of all such policies and neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy and (iv) no written notice of cancellation or termination or premium increase has been received with respect to any such insurance policy.

Section 4.22. Products. (a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the products designed, produced or distributed by the Company do not suffer from any defects that give rise to or would reasonably be likely to give rise to any product liability or warranty claims.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, (i) no product designed, produced or distributed by the Company has been the subject of any recall or warranty claim, (ii) the Company has not received any written notice alleging material defects in any such product and (iii) to the Company’s Knowledge, none of its customers have terminated or threatened in writing to terminate the distribution or sale of any such product based on any such defects or recalled, or issued a product warning with respect to, any such product.

Section 4.23. Finders’ Fees. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth on Section 4.23 of the Company Disclosure Schedule, there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.24. Opinion of Financial Advisor. The Company has received the opinion of Evercore, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration is fair to the Company’s stockholders from a financial point of view. The Company shall have provided to Parent a copy of such written opinion promptly following the execution and delivery of this Agreement.

Section 4.25. Antitakeover Statutes; Rights Agreement. Assuming the accuracy of the representation contained in Section 5.19, the Company has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Merger. The Company has taken all action necessary to (i) render the Rights (as defined in the Rights Agreement) inapplicable to the Merger and the other transactions contemplated by this Agreement and (ii) ensure that (A) none of Parent, Merger Sub or any of their respective Affiliates will become an Acquiring Person (as defined in the Rights Agreement) as a result of the transactions contemplated hereby and (B) neither a Distribution Date nor a Stock Acquisition Date (each as defined in the Rights Agreement) shall occur by reason of the approval or execution of this Agreement, the announcement or consummation of the Merger or the announcement or consummation of any of the other transactions contemplated by this Agreement.

Section 4.26. Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties set forth in Article 5, in any certificate delivered pursuant to this Agreement, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Merger Sub to the Company, and the Company hereby disclaims reliance on any such other representation or warranty, whether by or on behalf of Parent or Merger Sub, and notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates, of any documentation or other information by Parent, Merger Sub or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except to the extent (a) disclosed in any Parent SEC Document filed before the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section or any disclosures in any “forward-looking statements” section; it being understood that any factual information contained within such sections shall not be excluded) (it being understood that this clause (a) shall not apply to Section 5.01, Section 5.02, Section 5.03, Section 5.05 or Section 5.14); or (b) subject to Section 11.05, as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. (a) Each of Parent and Merger Sub (x) is a corporation, in the case of Parent duly amalgamated, and in the case of the Merger Sub duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and (y) has all corporate powers required to carry on its business as now conducted and to own, lease or operate its properties and assets, except in the case of this clause (y) where the failure to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the properties or assets owned, operated or leased by it or the conduct of its business in such jurisdiction, as currently conducted, requires such qualification, except for those jurisdictions where failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to Parent true, complete and correct copies of the certificates of incorporation and bylaws of Parent and Merger Sub in effect as of the date hereof. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of each of Parent and Merger Sub and no other corporate action not previously taken on the part of each of Parent and Merger Sub is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the transactions contemplated hereby. No vote of the stockholders of Parent is necessary to authorize the execution, delivery or performance of this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except insofar as such enforceability may be limited by the Enforceability Exceptions).

(b) The respective boards of directors of Parent and Merger Sub have each unanimously (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of Parent’s or Merger Sub’s shareholders, as applicable, and declared it advisable, to enter into this Agreement and consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth herein, and (ii) approved the execution and delivery of this Agreement by the Company, the performance by each of Parent and Merger Sub their respective covenants and other obligations hereunder, and the consummation of the transactions contemplated hereby upon the terms and conditions set forth herein. No approval of the holders of any class of Parent Securities is required under Applicable Law or the listing rules of the NYSE to enter into this Agreement or consummate any of the transactions contemplated hereby, including, but limited to, the issuance of Parent Securities pursuant hereto and/or in connection with the Equity Financing.

Section 5.03. Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing by Parent or Merger Sub with, any Governmental Authority, other than (a) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the registration statement on Form S-4, which shall include the Proxy Statement as a prospectus, in connection with the issuance by Parent of the equity portion of the Merger Consideration (as amended or supplemented, the “Registration Statement”), (b) compliance with any applicable requirements of the HSR Act, (c) the filing with the SEC of such reports and other filings under, and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, (d) such consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Parent Common Shares as Merger Consideration; (e) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the Parent Common Shares to be issued as Merger Consideration and (f) compliance with the rules and regulations of the NYSE, (g) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Merger Sub is qualified to do business and (h) any other actions or filings (i) required solely by reason of the participation of the Company (as opposed to any Third Party) in the transactions contemplated hereby or (ii) the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-Contravention. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and, assuming compliance with the matters referred to in Section 5.03, the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Sub, (b) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) require any consent or other action by any Person under, violate, conflict with, result in breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or cause or permit the termination, acceleration of performance or cancellation of any agreement binding upon Parent or Merger Sub or any of their respective Subsidiaries or (d) result in the creation or imposition of any Lien on any properties, rights or asset of Parent or Merger Sub or any of their respective Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Capitalization. (a) The authorized capital of Parent consists of an unlimited number of common shares, no par value per share (“Parent Common Shares”) and an unlimited number of special shares, no par value per share (“Parent Special Shares”). As of December 16, 2023 (such date, the “Parent Capitalization Date”), there were outstanding (i) 21,829,913 Parent Common Shares, (ii) 352,041 Parent Common Shares subject to outstanding Parent RSUs, (iii) 320,494 Parent Common Shares subject to outstanding Parent PSUs (assuming performance goals are satisfied at the target level), (iv) 196,735 Parent Common Shares in respect of outstanding stock appreciation rights, (v) 9,190 Parent Common Shares subject to outstanding purchase rights under the Parent ESPP (assuming a purchase price based on the fair market value of a Parent Common Share on the first day of the offering period under such plan), (vi) no Parent Restricted Shares and (vii) no Parent Special Shares. All outstanding shares of Parent’s capital have been, and all shares that may be issued pursuant to any Parent Stock Plans or the Parent ESPP will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. From the close of business on the Parent Capitalization Date to the date of this Agreement, Parent has not issued or granted any Parent Securities, other than pursuant to the vesting and settlement of Parent Restricted Shares or Parent RSUs or Parent PSUs, in each case, which were granted prior to the date of this Agreement.

(b) As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Shares may vote.

(c) Except as set forth in this Section 5.05, as of the date hereof there are no issued, reserved for issuance or outstanding (i) shares of Parent’s capital or other voting securities (including any voting debt) of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable or exercisable for shares of its capital or other voting securities (including any voting debt) of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any shares of its capital or other voting securities (including any voting debt) or ownership interests in or any securities convertible into or exchangeable or exercisable for shares of its capital or other voting securities (including any voting debt) or ownership interests in Parent or (iv) share options, restricted shares, share appreciation rights, phantom equity, profits interests, performance units or similar securities or rights issued by Parent that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of its capital or voting securities (including any voting debt) or ownership interests of Parent (the items in clauses (i) through (iv)

being referred to collectively as the “Parent Securities”). There are no (A) outstanding obligations of Parent or any of its Subsidiaries to issue, transfer, exchange, register, repurchase, redeem or otherwise acquire or sell any of the Parent Securities. There are no voting trusts, proxies or similar agreements, arrangements or understandings to which Parent is a party or by which Parent is bound with respect to the voting of the Parent Securities or (B) obligations or binding commitments of any character to which Parent is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, Parent, (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Parent Securities, (C) relating to the voting, or requiring registration, of any Parent Securities or (D) requiring Parent to make any payments based on the price or value of any Parent Securities.

(d) Except as set forth in this Section 5.05, none of (i) the issued and outstanding shares of Parent or (ii) Parent Securities are owned by any Subsidiary of Parent.

(e) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.06. Subsidiaries. All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent is owned by Parent, directly or indirectly, free and clear of any material Lien (other than Permitted Liens). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent or (iii) share options, restricted shares, restricted share units, share appreciation rights, “phantom” equity, profits interests, contingent value rights, performance units or similar securities or rights issued by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to issue, transfer, exchange, register, repurchase, redeem or otherwise acquire or sell any of the Parent Subsidiary Securities (other than among Parent and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries). Except for the capital stock or other voting securities of or equity or ownership interests in its Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other voting securities or ownership interests of any Person.

Section 5.07. SEC Filings; Internal Control. (a) Since January 1, 2022, Parent has filed with or furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Parent pursuant to Applicable Laws (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing or furnishing date, each Parent SEC Document complied, and each Parent SEC Document filed or furnished subsequent to the date hereof will when so filed or furnished comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing or furnishing date, each Parent SEC Document did not, and each Parent SEC Document filed or furnished subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Parent and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Since January 1, 2022, Parent has, in material compliance with Rule 13a-15 under the 1934 Act, (i) designed, established and maintained disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is timely recorded and made known to the management, including the chief executive officer and chief financial officer, of Parent by others within those entities and (ii) designed, established and maintained Internal Controls, as defined in Section 13a-15 under the 1934 Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since January 1, 2022, neither Parent nor, to the Knowledge of the Parent, Parent’s independent auditors has identified or been made aware of significant deficiencies or material weaknesses in the design or operation of Parent’s Internal Controls that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in Internal Controls. Since January 1, 2022, neither Parent nor, to the Knowledge of Parent, Parent’s independent auditors have identified or been made aware of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s Internal Controls, including management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by Parent and its Subsidiaries. Since January 1, 2022, there has been no material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective Internal Controls. Since January 1, 2022, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar material violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors of Parent or the board of directors of Parent pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Parent policy contemplating such reporting, including in instances not required by those rules.

(e) As of the date hereof, none of the Parent SEC Documents is the subject of any unresolved or outstanding SEC comment or, to the Knowledge of Parent, the subject of ongoing SEC review.

(f) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

(g) Except as permitted under the 1934 Act and disclosed in the Parent SEC Documents, neither Parent nor any of its Affiliates has made, arranged or modified any extensions of credit in the form of a personal loan to any executive officer of Parent or member of the board of directors of Parent.

(h) No Subsidiary of Parent is required to file, or files, any reports, schedules, forms, statements, prospectuses, registration statements or other documents with the SEC.

Section 5.08. Financial Statements. The audited consolidated financial statements (including any related notes and schedules) and unaudited consolidated interim financial statements (including any related notes and schedules) of Parent included or incorporated by reference in the Parent SEC Documents (a) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q) and (b) fairly present in all material respects, in conformity with GAAP applied on consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to, in the case of any unaudited consolidated interim financial statements, normal year-end audit adjustments and the absence of footnotes). There are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements (and neither Parent nor any Subsidiary of Parent has any commitment to become a party to any off-balance sheet arrangement) of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

Section 5.09. Disclosure Documents. The Registration Statement will, with respect to information regarding Parent, when filed, comply as to form in all material respects with the applicable requirements of the 1933 Act. None of the information supplied or to be supplied by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the 1933 Act or (b) the Proxy Statement will, at the date it (and any amendments or supplements thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, in the cases of each of clauses (a) and (b) above, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of its Representatives in writing specifically for use or incorporation by reference therein.

Section 5.10. Absence of Certain Changes. Since the Balance Sheet Date through the date of this Agreement, (a) the business of Parent and its Subsidiaries has been conducted in the ordinary course in all material respects and (b) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities or obligations to the extent disclosed and provided for in the Parent Balance Sheet (or notes thereto); (b) liabilities or obligations to the extent incurred in the ordinary course of business since the Balance Sheet Date; (c) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (d) liabilities or obligations which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12. Compliance with Laws; Permits. (a) Except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole, (i) Parent and each of its Subsidiaries are, and since January 1, 2022 have been, in compliance with all Applicable Laws and (ii) neither Parent nor any of its Subsidiaries nor any of their respective assets is, to the Knowledge of the Company, under investigation with respect to or has been threatened to be charged with or given notice of, nor has any Governmental Authority notified Parent or any of its Subsidiaries in writing of its intent to conduct an investigation of, any violation of any Applicable Law, except for such investigations or charges which has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, since January 1, 2022 (i) Parent and its Subsidiaries are in possession of, and in compliance with, all Permits necessary for those entities for the ownership and operation of their respective businesses as now being conducted, under and pursuant to Applicable Laws, (ii) all such Permits are in full force and effect and (iii) no suspension, cancellation, withdrawal or revocation thereof is pending or threatened.

(c) Parent and its directors, officers and each of its Subsidiaries, and, to the Knowledge of Parent, the directors and officers of each such Subsidiary and the respective employees, consultants and agents of Parent and its Subsidiaries (in each case, to the extent acting for or on behalf of Parent or any of its Subsidiaries), are and for the past five years have been in compliance with Anti-Corruption Laws in all material respects and have not (i) used any corporate funds for unlawful contributions, gifts, entertainment or other expenses related to political activity; (ii) made any unlawful payments to any government officials; or (iii) otherwise made any unlawful bribe, rebate, payoff, influence payment, kickback or similar payment in violation of any applicable Anti-Corruption Law. Parent and each of its Subsidiaries have adopted, maintained, and adhered to compliance policies and procedures and a system of internal controls reasonably designed to ensure compliance with Anti-Corruption Laws.

(d) None of Parent, its directors, officers or any of its Subsidiaries, or, to the Knowledge of Parent, the directors or officers of any such Subsidiary or the respective employees, consultants and agents of Parent or its Subsidiaries (in each case, to the extent acting for or on behalf of Parent or any of its Subsidiaries): is or has been for the past five years (i) a Sanctioned Person; (ii) transacted business with or for the benefit of any Sanctioned Person or otherwise violated Sanctions; or (iii) violated any Ex-Im Law.

(e) Neither Parent nor any of its Subsidiaries has been for the past five years the subject of any allegation or enforcement proceeding, nor to the Knowledge of Parent, any inquiry or investigation, regarding any possible violation of applicable Anti-Corruption Laws, Ex-Im Laws or Sanctions.

Section 5.13. Litigation. There is, and since January 1, 2022 has been, no (a) Proceeding pending, or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries or any officer, director or employee of Parent or any of its Subsidiaries in such capacity before any Governmental Authority or (b) Order outstanding against Parent or any of its Subsidiaries, in each case except as has not been, and would not reasonably be expected to be, material to Parent and its Subsidiaries, taken as a whole. As of the date hereof, there is no Proceeding pending, or, to the Knowledge of Parent, threatened, against Parent and there is no Order outstanding that in any manner seeks to prevent, enjoin or materially delay Parent’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby.

Section 5.14. Finders’ Fees. Except for Jefferies LLC, there is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.15. Products. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the products designed, produced or distributed by Parent do not suffer from any defects that give rise to or would reasonably be likely to give rise to any product liability or warranty claims and (ii) Parent has not received any written notice alleging material defects in any such product.

Section 5.16. Financing. (a) Parent has delivered to the Company a true, complete and fully executed copy of a commitment letter, dated as of December 17, 2023 (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter as described below, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 6.06, the “Debt Commitment Letter”), from the Debt Financing Sources party thereto confirming their respective commitments to provide Parent with debt financing, subject to the terms and conditions thereof, in connection with the transactions contemplated hereby in the amount set forth therein (the “Debt Financing”).

(b) The Debt Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against Parent and, to the knowledge of Parent, the other parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). As of the date hereof, the Debt Commitment Letter has not been amended or modified, the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or otherwise modified, and no such amendment, modification, withdrawal or rescission of the Debt Commitment Letter is currently contemplated or the subject of current discussions (other than (x) amendments to add additional lenders, arrangers and agents or reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto or (y) reductions in the commitments as contemplated by the Debt Commitment Letter in accordance with the terms thereof). As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub or any of their respective Affiliates or, to the knowledge of Parent, any other Person, under the Debt Commitment Letter. All fees (if any) required to be paid under the Debt Commitment Letter on or prior to the date hereof have been paid in full.

(c) There are no conditions precedent directly or indirectly related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. Other than the Debt Commitment Letter, there are no other contracts, arrangements or understandings entered into by Parent or any Affiliate thereof related to the funding or investing, as applicable, of the Debt Financing (except for (i) customary fee letters relating to the commitments in the Debt Commitment Letter, a true, complete and fully executed copy of each of which has been provided to the Company, with only the fee amounts, “market flex,” pricing terms, pricing caps and other commercially sensitive terms redacted; provided that Parent represents and warrants that the market flex provisions in such fee letter do not permit the imposition of any new conditions (or the modification or expansion of any existing conditions) or (ii) customary engagement letters or non-disclosure agreements which do not impact the conditionality or amount of the Debt Financing). As of the date hereof, assuming the satisfaction of the conditions to Parent’s obligation to consummate the Merger, Parent has no reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the full amount of the Debt Financing will not be available to Parent on the Closing Date.

(d) Assuming the Debt Financing is funded on the Closing Date in accordance with the Debt Commitment Letter and the Closing is consummated in accordance with the terms of this Agreement following satisfaction of the conditions precedent thereto, the aggregate proceeds of the Debt Financing (after giving effect to any market flex provisions), together with any cash on hand, available lines of credit and other sources of immediately available funds, will be in an amount sufficient to enable Parent to make the cash portion of the payment of the Merger Consideration and any other amounts to be paid by it hereunder or under the Debt Commitment Letter. Parent acknowledges and agrees that the availability of funds (including the Debt Financing) will not be a condition to the obligation of Parent or Merger Sub to consummate the transactions contemplated hereby.

Section 5.17. Solvency. Assuming (a) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, (b) the accuracy of the representations and warranties set forth in Article 4 in all material respects and (c) the Company and its Subsidiaries, on a consolidated basis, are Solvent immediately prior to the Effective Time, after giving effect to the transactions contemplated by this Agreement (including the payment of the aggregate Merger Consideration and the payment of all related fees and expenses), the Surviving Corporation on a consolidated basis will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For purposes of this Agreement, “Solvent” when used with respect to any Person, means that as of any date of determination (i) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, contingent, subordinated or otherwise, of such Person and its Subsidiaries on a consolidated basis, (ii) the present fair salable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and liabilities as they become absolute and matured, (iii) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and become due in the usual course of their affairs and (iv) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the business in which they are engaged as such businesses are now conducted and proposed to be conducted following the Closing Date.

Section 5.18. Ownership of Common Shares. Neither Parent nor Merger Sub nor any of their respective Affiliates or “associates” is the beneficial owner (within the meaning of Section 13 of the 1934 Act and the rules and regulations promulgated thereunder) of any Company Common Shares or other Company Securities, or is a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting, directing the voting of or disposing of any Company Common Shares or other Company Securities. Neither Parent nor Merger Sub nor any of their respective Affiliates or “associates” is, or has been within the past three years, an “associate” of the Company. For purposes of this Section 5.18, the term “associate” shall have the meaning ascribed to it in Rule 12b-2 of the Securities Exchange Act of 1934.

Section 5.19. Takeover Statutes. The Parent’s Notice of Articles and Articles do not contain any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision applicable to Parent or Parent Common Shares to be issued in connection with this Agreement.

Section 5.20. Acknowledgement of No Other Representations and Warranties. Except for the representations and warranties set forth in Article 4, in any certificate delivered pursuant to this Agreement, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Sub, and each of Parent and Merger Sub hereby disclaims reliance on any such other representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their respective Representatives or Affiliates, of any documentation or other information by the Company or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing.

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01. Conduct of the Company. Except (w) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (x) as required or expressly contemplated by this Agreement, (y) as set forth in Section 6.01 of the Company Disclosure Schedule or (z) as required by Applicable Law, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) use reasonable best efforts to (A) conduct its business in accordance with Applicable Law and in the ordinary course of business and (B) preserve intact in all material respects its current business operations, organization, ongoing businesses, license, permits and material business relationships with third parties, including vendors, suppliers, customers, partners and Governmental Authorities and maintaining in full force and effect its insurance policies (including, for the avoidance of doubt, paying all premiums thereon and renewing or replacing such insurance policies on or prior to their expiration) in all material respects, in each case, consistent with past practice or customs in the industries in which the Company and its Subsidiaries conduct business (provided that, in the case of the foregoing clause (i), no action with respect to the matters addressed by any subclause of the following clause (ii) shall constitute a breach of clause (i) unless any such action would constitute a breach of such subclause of the following clause (ii)) and (ii) not:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents of the Company or any of its Subsidiaries, other than immaterial amendments to the organizational documents of the Company’s Subsidiaries;

(b) (i) split, combine, subdivide, reduce or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its capital stock, except for dividends or other such distributions by any of its wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except as required by the terms of any Company Plan;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Company Common Shares upon the settlement of Company Restricted Shares or Company RSUs, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect on the date of this Agreement or issued after the date hereof in accordance with this Section 6.01 and in accordance with their terms, (B) subject to Section 2.05(e), the issuance of Company Common Shares upon the exercise of the rights under the ESPP in accordance with the terms thereof as in effect on the date of this Agreement and (C) an issuance, delivery or sale among the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (ii) amend any term of any Company Security or any Company Subsidiary Security, except as required by the terms of any Company Plan as in effect on the date of this Agreement;

(d) acquire (by merger, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, any securities or business in excess of $1,000,000 in the aggregate in any one transaction or series of related transactions (for the avoidance of doubt, it being understood that the forgoing is subject to the provisions of Section 8.01(c)(viii));

(e) enter into any new line of business outside the existing business of the Company and its Subsidiaries as of the date of this Agreement;

(f) sell, lease, license, assign or otherwise transfer, abandon or otherwise dispose, voluntarily permit to lapse, encumber or subject to any Lien (in each case, other than Permitted Liens) any businesses, properties or assets of the Company or any of its Subsidiaries, including Company-Owned Intellectual Property, other than (i) such sales, leases, non-exclusive licenses, assignments, transfers, liens or other dispositions that are in the ordinary course of business, or (ii) such abandonment or permitting to lapse of any Company-Owned Intellectual Property that is not material to the Company or any of its Subsidiaries;

(g) make or authorize any capital expenditure other than any capital expenditures that: (i) are provided for in the Company’s capital expense budget set forth in Section 6.01(g) of the Company Disclosure Schedule; or (ii) when added to all other capital expenditures made on behalf of the Company and its Subsidiaries since the date of this Agreement but not provided for in such capital expense budget, do not exceed $3,000,000 individually or in the aggregate during any fiscal quarter;

(h) other than in connection with actions permitted by Section 6.01(c), make any loans, advances or capital contributions to, or investments in, any other Person (other than loans or advances among the Company and any of its wholly owned Subsidiaries and capital contributions to or investments in its wholly owned Subsidiaries), other than trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business;

(i) other than (i) borrowings under the Company’s existing credit agreements in the ordinary course of business and in an aggregate principal amount not to exceed $40,000,000 or (ii) indebtedness incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or guarantees by the Company of indebtedness of any wholly owned Subsidiary of the Company, (A) incur any indebtedness for borrowed money (or guarantees thereof) or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company, in the cases of the foregoing clauses (A) and (B), in excess of $5,000,000 in the aggregate;

(j) other than in connection with any stockholder or derivative litigation, which is the subject of Section 8.08, commence (other than any collection action in the ordinary course of business), waive, release, assign, compromise or settle any Proceedings that would require a payment by the Company in excess of $500,000 in any individual case or $2,000,000 in the aggregate, other than claims reserved against in the financial statements of the Company (for amounts not materially in excess of such reserves); provided that, the payment, discharge, settlement or satisfaction of such Proceeding does not include any material obligation (other than the payment of money and confidentiality and other similar obligations incidental to such waiver, release, assignment, compromise or settlement) to be performed, or the admission of wrongdoing, by the Company or any of its Subsidiaries or any of their respective officers or directors;

(k) (i) amend or modify in any material respect, waive any material rights under, terminate (other than any termination in accordance with the terms of an existing Material Contract), release, settle or compromise any material claim, liability or obligation under any Material Contract or (ii) enter into any contract which if entered into prior to the date of this Agreement would have been a Material Contract, in each case other than (A) the automatic renewal or extension of any such Material Contract pursuant to its terms or on terms not less favorable for the Company, taken as a whole or (B) with respect to contracts that are Material Contracts solely as a result of (1) Section 4.20(a)(i) (Top Customer Contracts), (2) Section 4.20(a)(ii) (Top Supplier Contracts), (3) Section 4.20(a)(iii) (Certain Contracts Involving Payments in Excess of $3 Million), (4) Section 4.20(a)(xi), to the extent related to indebtedness, whether incurred, assumed, guaranteed or secured by any asset (and including any related security or pledge agreements) permitted by Section 6.01(i) and/or (5) Section 4.20(a)(xii) (Capital Expenditures), to the extent related to contributions of capital, capital expenditures or the acquisition or construction of fixed assets permitted by Section 6.01(g), in each case of clauses (1) through (5), in the ordinary course;

(l) except as required under the terms of any Company Plan as in effect on the date of this Agreement, (i) grant, increase or accelerate the compensation, bonuses or other benefits of any Company Service Provider, (ii) grant, pay or award any bonus, change in control, deferred compensation, severance, retention, equity or equity-based right or other incentive compensation to any Company Service Provider, except in the case of separation and release agreements entered into in the ordinary course of business providing for severance in accordance with the terms of the Company Plan as in effect on the date of this Agreement applicable to such Company Service Provider with employees below the level of vice president who are terminated in the ordinary course of business, (iii) establish, adopt, terminate or amend in any material respect any Company Plan (or any plan, program, arrangement, practice or agreement that would be a material Company Plan if it were in existence on the date of this Agreement), not including annual renewals of broad-based, nondiscriminatory welfare benefit plans made in the ordinary course of business consistent with past practice, (iv) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Plans (or any plan, program, arrangement, practice or agreement that would be a Company Plan if it were in existence on the date of this Agreement) or (v) terminate any employee at or above the vice president level, other than for cause, or hire any employee at or above the vice president level (or promote any employee to such level); provided, however, that, notwithstanding anything herein to the contrary, the Company and its Subsidiaries may (A) provide increases in base salary or wages in connection with new hires, promotions or merit increases in the ordinary course of business for employees at or below the level of vice president, provided that such increases shall not exceed 4% in the aggregate, (B) make, determine and pay annual or quarterly bonus payments, commissions and other short- or long-term cash incentive awards in the ordinary course of business based on actual performance in accordance with the terms of the Company Plans for employees below the level of vice president (provided that, prior to making any such payment, the Company shall consult with Parent, provide to Parent details regarding its determination of actual performance and consider Parent’s comments in good faith), and (C) establish performance targets in respect of any cash incentive compensation or awards with performance periods covering all or any portion of fiscal year 2024 in the ordinary course of business and subject to prior consultation with Parent.

(m) modify, extend, or enter into any CBA, or recognize or certify any labor union, labor organization, or group of Company Service Providers as the bargaining representative for any employees of the Company or its Subsidiaries;

(n) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(o) change the Company’s methods of financial accounting or make any material change in any method of financial accounting practice or working capital or cash management practice or policy applicable to the Company or its Subsidiaries, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(p) make (other than in the ordinary course of business), change or revoke any material Tax election, change any Tax accounting period, make any material change in any of its methods of Tax accounting, or settle or compromise any material Tax claim, audit or assessment, enter into any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Applicable Law), or amend any material Tax Return;

(q) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; or

(r) agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholders Meeting. The Company shall (a) as soon as reasonably practicable (and in any event within five Business Days) following the date the SEC staff advises that it has no further comments on the Proxy Statement or that the Company may commence mailing the Proxy Statement, duly call and give notice of, and commence mailing of the Proxy Statement to the holders of Company Common Shares as of the record date established for, a meeting of holders of the Company Common Shares (the “Company Stockholders Meeting”) to take place within 35 days following the first mailing of the Proxy Statement to the Company’s stockholders for purposes of seeking (i) the Company Stockholder Approval and (ii) at the Company’s sole discretion, the approval or adoption by the Company’s stockholders of an amendment to the Amended and Restated Certificate of Incorporation of the Company, in substantially the form attached hereto as Exhibit B, designating the Company as the agent of stockholders of the Company for the purpose of enforcing such stockholders’ rights as contemplated by Section 11.06(a)(iii) (such amendment, the “Company Organizational

Document Amendment”) (it is being understood that in no event shall the Closing be conditioned on approval by the Company’s stockholders of the Company Organizational Document Amendment), (b) reasonably cooperate with Parent in initiating a “broker search” in accordance with Rule 14a-13 of the 1934 Act as necessary to cause the Company to comply with its obligations set forth in the foregoing clause (a) and (c) as soon as reasonably practicable following the commencement of the mailing of the Proxy Statement pursuant to the foregoing clause (a), convene and hold the Company Stockholders Meeting in accordance with the DGCL and applicable requirements of the NYSE; provided that the Company may adjourn or postpone the Company Stockholders Meeting to a later date (1) with the consent of Parent or (2) to the extent the Company believes in good faith (after consultation with outside legal counsel) that such adjournment or postponement is reasonably necessary (x) due to Applicable Law or a request from the SEC or its staff, (y) to allow reasonable additional time to solicit additional proxies necessary to obtain the Company Stockholder Approval or (z) to ensure that there are sufficient Company Common Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting; provided, however, that unless required by Applicable Law, in no event shall the Company Stockholders Meeting be postponed or adjourned more than once or for more than 20 Business Days in the aggregate without the prior written consent of Parent. Subject to Section 6.04, the Board of Directors shall recommend that the holders of the Company Common Shares adopt this Agreement, and the Company shall (x) include the Company Recommendation in the Proxy Statement, (y) use its reasonable best efforts to obtain the Company Stockholder Approval and (z) otherwise comply in all material respects with all legal requirements applicable to such meeting. In the event that the Board of Directors makes an Adverse Recommendation Change pursuant to Section 6.04 and this Agreement has not been terminated in accordance with its terms in connection therewith, the Company will nevertheless submit this Agreement to the Company’s stockholders for the purpose of obtaining the Company Stockholder Approval unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders Meeting. The Company may take all actions reasonably necessary to render the Company Organizational Document Amendment effective and enforceable, including submitting any necessary filings in connection therewith. The Company shall permit Parent and its Representatives to attend the Company Stockholders Meeting.

Section 6.03. Access to Information. (a) From the date hereof until the Effective Time, subject to Applicable Law, the Company shall (i) give Parent and its Representatives, upon reasonable notice, reasonable access during normal business hours to the offices, properties, assets, books and records and personnel (including employees and agents) of the Company and its Subsidiaries, (ii) promptly furnish to Parent and its Representatives such financial and operating data and other information (including, for the avoidance of doubt, the work papers of the Company’s auditors to the extent Parent has executed a release in a form reasonably satisfactory to the Company’s auditors) as such Persons may reasonably request and (iii) instruct its Representatives to cooperate reasonably with Parent in its investigation of the Company and its Subsidiaries (provided that the Company’s investment bankers, attorneys, accountants and other advisors will not be required to furnish to Parent or its Representatives any of their internal documents or materials); provided that, in each case, such access may be limited to the extent, that such access would jeopardize the health and safety of any of its Representatives; provided, further, that the Company may, in its sole discretion, designate any competitively sensitive material as “Outside Counsel Only Material” such that such materials and the information contained therein shall be furnished only to the outside counsel of Parent and will not be disclosed to any other Persons unless express permission is obtained in advance from the Company or its legal counsel. The Company shall have the right to have its Representatives present in any investigation pursuant to this Section 6.03, and such investigation shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing in this Section 6.03 shall require the Company to provide any access, or to disclose any (A) information if providing such access or disclosing such information would violate any Applicable Law (including Competition Laws and privacy laws), (B) communications between the Company and its investment bankers, attorneys, accountants and other advisors or (C) information protected by attorney-client privilege to the extent such privilege cannot be protected by the Company through exercise of its reasonable best efforts; provided that, in the case of clauses (A) and (C), the Company shall use reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not violate any such Applicable Law or jeopardize the protection of the attorney-client privilege.

(b) All information exchanged or otherwise received pursuant to Section 6.03(a) will be subject to the confidentiality agreement dated as of October 27, 2023, between the Company and Parent (the “Confidentiality Agreement”) and the Clean Team Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.03 shall affect or limit or be deemed to modify any representation or warranty made by any party hereunder or any rights or remedies available to any party under this Agreement.

Section 6.04. No-Shop; Other Offers. (a) No-Shop. Except as otherwise expressly permitted by the remainder of this Section 6.04, until the earlier to occur of the valid termination of this Agreement pursuant to Article 10 and the Effective Time, the Company shall not, shall cause its Subsidiaries not to and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly induce the making, submission or announcement of, or knowingly facilitate or encourage the submission of any inquiry or proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into, participate or engage in any discussions or negotiations with, furnish any material nonpublic information relating to the Company or any of its Subsidiaries or knowingly afford access to the business, properties, assets, books or records, or to any personnel, of the Company or any of its Subsidiaries to, or otherwise knowingly cooperate with, any Third Party, in each case relating to an Acquisition Proposal by such Third Party or that would reasonably be expected to lead to an Acquisition Proposal, (iii) (A) withhold (or qualify or modify in a manner adverse to Parent or Merger Sub), or publicly announce its intention to do the same, the Company Recommendation, or fail to include the Company Recommendation in the Proxy Statement in accordance with Section 6.02, (B) other than with respect to a tender offer or exchange offer, within 10 Business Days of Parent’s written request, fail to make or reaffirm the Company Recommendation following the date any Acquisition Proposal or any material modification thereto is first published or broadly sent or given to the stockholders of the Company (provided that Parent shall be entitled to make such a written request for reaffirmation only once for each Acquisition Proposal and for each material modification to such Acquisition Proposal) or (C) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation D promulgated under the 1934 Act within 10 Business Days after the commencement (within the meaning of Rule 14d-2 under the 1934 Act) of such tender offer or exchange offer (any of the foregoing in clauses (A) through (C), an “Adverse Recommendation Change”) or (iv) enter into any agreement in principle, letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, option agreement, share exchange agreement, joint venture agreement, other agreement or other similar instrument providing for, or that would reasonably be expected to lead to, an Acquisition Proposal. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations with any third party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. Within four Business Days after the date hereof, the Company shall (i) request in writing that each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such confidentiality agreement and (ii) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by such Person and its Representatives.

(b) Exceptions. Notwithstanding anything contained in this Section 6.04 to the contrary, at any time prior to receipt of the Company Stockholder Approval:

(i) the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives that has made a bona fide offer, inquiry, proposal or indication of interest with respect to an Acquisition Proposal that did not result from a material breach of Section 6.04(a) that the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, constitutes or would reasonably be expected to lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives nonpublic information relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books or records and personnel of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that, to the extent that any nonpublic information relating to the Company or its Subsidiaries is provided to any such Third Party or any such Third Party is given access which was not previously provided to or made available to Parent, such nonpublic information or access is provided or made available to Parent and its Representatives substantially contemporaneously with (and in any event within 24 hours of) the time it is provided to such Third Party; and

(ii) subject to compliance with Section 6.04(d), the Board of Directors may, (A) in response to a bona fide offer, inquiry, proposal or indication of interest with respect to an written Acquisition Proposal that did not result from a material breach of Section 6.04(a) that the Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal, make an Adverse Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 10.01(d)(i) in order to substantially concurrently enter into a written definitive agreement for such Superior Proposal or (B) in response to an Intervening Event make an Adverse Recommendation Change, if the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

In addition, nothing contained in this Agreement shall prevent the Company or the Board of Directors (or any committee thereof) from (1) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an offer, inquiry, proposal or indication of interest with respect to an Acquisition Proposal (provided that neither the Company nor the Board of Directors may make an Adverse Recommendation Change unless permitted by this Section 6.04(b)), (2) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act or (3) contacting and engaging in discussions with any person or group and their respective Representatives who has made an offer, inquiry, proposal or indication of interest with respect to an Acquisition Proposal that was not solicited in breach of this Section 6.04 solely for the purpose of clarifying such offer, inquiry, proposal or indication of interest and the terms thereof or informing such Third Party of the restrictions imposed by this Section 6.04.

(c) Required Notices. Prior to the earlier of the valid termination of this Agreement pursuant to Article 10 and the Effective Time, the Company shall (i) notify Parent promptly (and in any event no later than 24 hours) (A) of the receipt by the Company of any Acquisition Proposal (including any bona fide offer, inquiry, proposal or indication of interest with respect to thereto) or any amendment or modification to the material terms of any Acquisition Proposal or any material discussions with respect to any such Acquisition Proposal and such notice shall include, to the extent then known to the Company, the identity of the Person making the Acquisition Proposal (or bona fide offer, inquiry, proposal or indication of interest with respect to thereto) and the material terms and conditions thereof (along with unredacted copies of all material proposed transaction agreements and other material documents provided in connection therewith, including copies of all portions of written materials sent or provided to the Company or any of its Subsidiaries that describe such material terms and conditions thereof) and (B) of any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records or personnel of the Company or any of its Subsidiaries by any Third Party that has notified the Company that it is considering making, or has made, an Acquisition Proposal and (ii) keep Parent reasonably informed on a reasonably current basis (but in no event less often than once every 24 hours) of any changes (or any material discussions with respect thereto) to the status and material terms and conditions (along with unredacted copies of all material proposed transaction agreements and other material documents provided in connection therewith, including copies of all portions of written materials sent or provided to the Company or any of its Subsidiaries that describe such material terms and conditions thereof) of any Acquisition Proposal (or bona fide offer, inquiry, proposal or indication of interest with respect to thereto).

(d) Last Look. Neither the Board of Directors nor the Company shall be permitted to take any of the actions referred to in Section 6.04(b)(ii) unless (i) the Company shall have notified Parent, in writing and at least four Business Days prior to taking such action, of its intention to take such action, specifying, in reasonable detail, the reasons for the Adverse Recommendation Change, and (A) in the case of a Superior Proposal, including the identity of the Person or group making such proposal, the terms thereof and attaching a copy of all proposed agreements (including a true and complete copy of any proposed definitive agreement for such Superior Proposal, if any) and other documents and information contemplated by Section 6.04(c)(i) for the Superior Proposal, if applicable or (B) in the case of an Intervening Event, reasonably detailed description of the facts and circumstances relating to such Intervening Event, (ii) during such four Business Day period following the date on which such notice is received, the Company shall have and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement as Parent may propose, (iii) upon the end of such notice period (or such subsequent notice period as contemplated by clause (iv) below), the Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent that, if accepted by the Company, would be binding upon Parent, and shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure of the Board of Directors to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law, and, in the case of Superior Proposal, that such Acquisition Proposal continues to constitute a Superior Proposal and (iv) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) above and a new notice period under clause (i) shall commence (provided that the notice period thereunder shall only be three Business Days) during which time the Company shall be required to comply with the requirements of this Section 6.04(d) with respect to such additional notice, including clauses (i) through (iii) above.

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited, written Acquisition Proposal, made after the date of this Agreement (but substituting “50%” for all references to “20%” in the definition of such term) that the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, is more favorable from a financial point of view to the Company’s stockholders (solely in their capacity as such) than the Merger, in each case, taking into consideration (i) all relevant factors (including the identity of the counterparty, the terms and conditions of such Acquisition Proposal (including the transaction consideration, conditionality, timing, legal, financial (including any break-up fee), certainty of financing and regulatory approvals and the expected timing and likelihood of consummation and such other factors determined by the Board of Directors in good faith to be relevant)) and (ii) if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to this Section 6.04 that, if accepted by the Company, would be binding upon Parent.

(f) Definition of Intervening Event. For purposes of this Agreement, “Intervening Event” means an event, fact, circumstance, development or occurrence that (i) was not known to or reasonably foreseeable by the Board of Directors as of the date of this Agreement, which event or circumstance becomes known to or by the Board of Directors prior to receipt of the Company Stockholder Approval or (ii) was known to or reasonably foreseeable by the Board of Directors as of the date of this Agreement, but the consequences of which (or the magnitude thereof) were not and (iii) does not relate to an Acquisition Proposal; provided, that in no event shall the following constitute or be taken into account in determining the existence of an Intervening Event: (A) the Company meeting, failing to meet or exceeding any internal or published revenue or earnings forecasts or projections for any period or (B) changes in the market price or trading volume of Company Common Shares, provided that in the case of the foregoing clauses (A) and (B), the underlying causes of such Effect may be considered and taken into account in determining whether there has been an Intervening Event.

Section 6.05. Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and the rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Common Shares from the NYSE and the deregistration of the Company Common Shares under the 1934 Act as promptly as practicable after the Effective Time.

Section 6.06. Debt Financing Cooperation. (a) The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use their reasonable best efforts to, provide all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent that is necessary and customary for financings of the type contemplated by the Debt Commitment Letter as in effect on the date hereof, including using reasonable best efforts in connection with the following:

(i) participating in a reasonable number of meetings, due diligence sessions, presentations, drafting sessions, lender meetings, “road shows” and similar sessions with the Debt Financing Sources and other prospective financing sources, investors and ratings agencies, in each case on reasonable advance notice;

(ii) assisting with the preparation of materials for rating agency presentations, offering memoranda, private placement memoranda, prospectuses, prospectus supplements, registration statements, lender and investor presentations, bank information memoranda (including a bank information memorandum that does not include material non-public information and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Company authorizing the distribution of information to prospective lenders or investors and containing (A) a representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities and (B) a “10b-5” representation by the Company consistent with the Debt Commitment Letter) and similar marketing documents required in connection with the Debt Financing;

(iii) assisting Parent in obtaining any corporate or facility ratings from any ratings agencies required in connection with the Debt Financing;

(iv) furnishing, at least three Business Days prior to the Closing, such documentation and information as is requested in writing by the Parent at least 10 days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, in order to satisfy the conditions set forth in the Debt Commitment Letter;

(v) (x) executing and delivering any credit agreements, pledge and security documents, guarantees, other definitive financing documents and schedules thereto or other requested certificates or documents; provided that (A) none of the foregoing documents or certificates shall be executed and/or delivered, except in connection with the Closing and (B) the effectiveness thereof shall be conditioned upon, or become operative after or concurrently with, the occurrence of the Closing and (y) facilitating the obtaining of guarantees and pledging of collateral and other similar matters ancillary to the Debt Financing, in each case as may be reasonably requested by Parent;

(vi) providing the Required Information for use in connection with the Debt Financing;

(vii) (x) using reasonable best efforts to cause the applicable independent auditors to reasonably cooperate with Parent in connection with the Debt Financing, including by participating in accounting due diligence sessions upon reasonable advance notice and (y) using reasonable best efforts to obtain the consent of, and facilitate the delivery of, customary “comfort letters” (including as to customary negative assurance) for a Rule 144A private placement of debt securities from, the applicable independent auditors if reasonably necessary or customary for Parent’s use of the financial statements of the Company and its subsidiaries in any marketing or offering materials to be used in connection with the Debt Financing;

(viii) using reasonable best efforts to take such actions as are reasonably requested by Parent or the Debt Financing Sources to facilitate the satisfaction of the conditions set forth in the Debt Commitment Letter that are within the Company’s control (including reasonably facilitating the taking of collateral contemplated by the Debt Financing) and the taking of corporate actions by the Company and its Subsidiaries; provided that any such taking of collateral or corporate actions shall be contingent upon and effective as of the Closing; and

(ix) delivering notices of prepayment or redemption within the time periods required by the Company Credit Agreement or the Company Indenture, as applicable (which may be conditional upon Closing), and using reasonable best efforts to obtain customary payoff letters, lien terminations and instructions of discharge and to give any other necessary notices to allow for the payoff, discharge and termination of the indebtedness under the Company Credit Agreement and the Company Indenture substantially concurrently with the Closing.

(b) Notwithstanding the foregoing, nothing in this Section 6.06 shall require the Company or any of its Subsidiaries to:

(i) take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing set forth in Article 9 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by the Company;

(ii) take any action in respect of the Debt Financing that would conflict with or violate the Company’s or any if its Subsidiary’s organizational documents or any Applicable Law, or result in the contravention of, or violation of breach of, or default under, any material contract to which the Company or any of its subsidiaries is a party;

(iii) take any action to the extent such action would unreasonably interfere with the business or operations of the Company or its Subsidiaries;

(iv) execute and deliver any letter, agreement, document or certificate in connection with the Debt Financing or take any corporate action that is not contingent on, or that would be effective prior to, the occurrence of the Closing;

(v) pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date;

(vi) provide access to or disclose information where the Company determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any applicable law or contract;

(vii) subject the Company or any of its Subsidiaries, respective directors, managers, officers or employees to any actual or potential personal liability;

(viii) cause the directors and managers of the Company and its Subsidiaries to adopt resolutions (or take other corporate action) approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless Parent shall have determined that such directors and managers are to remain as directors and managers of the Company and the applicable Subsidiaries on and after the Closing Date and such resolutions (or take other corporate action) are contingent upon the occurrence of, or only effective as of, the Closing;

(ix) waive or amend any terms of this Agreement or any other contract to which the Company or its Subsidiaries is party; or

(x) take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Commitment Letter, the definitive documents related to the Debt Financing or any information utilized in connection therewith (in each case, except following the Closing).

(c) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.06 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information used in connection therewith, except to the extent such losses, damages, claims, costs or expenses result from the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives or Affiliates, and the foregoing obligations shall survive the valid termination of this Agreement.

(d) All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 6.06 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to the financing sources, other potential sources of capital, rating agencies and prospective lenders during syndication of the Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(e) Parent and Merger Sub acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, the obligations to perform their respective agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining of the Debt Financing or any alternative Debt Financing or on the performance of any party to the Debt Commitment Letter.

(f) Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement (including the condition set forth in Section 9.02(a)(i) as it applies to the Company’s obligations under this Section 6.06), the Company’s obligations under this Section 6.06 shall be deemed satisfied unless (A) the Company has materially breached its obligations under this Section 6.06, (B) Parent has promptly notified the Company of such material breach and (C) such material breach substantially contributed to Parent or Merger Sub’s failure to receive any material portion of the proceeds of the Debt Financing.

ARTICLE 7

COVENANTS OF PARENT

Section 7.01. Conduct of Parent. Except (w) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (x) as required or expressly contemplated by this Agreement, (y) as set forth in Section 7.01 of the Parent Disclosure Schedule or (z) as required by Applicable Law, from the date hereof until the Effective Time, Parent shall not, and shall cause each of its Subsidiaries not to:

(a) amend Parent’s Notice of Articles, Amended and Restated Articles or other similar organizational documents, other than in immaterial respects;

(b) (i) split, combine, subdivide, reduce or reclassify any shares of its capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its capital, except for dividends or other such distributions by any of its wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Parent Securities or any Parent Subsidiary Securities, except in connection with equity-based compensation granted in the ordinary course;

(c) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Parent Securities or Parent Subsidiary Securities, other than (i) an issuance, delivery or sale among Parent and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (ii) in connection with equity-based compensation granted in the ordinary course;

(d) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent (other than the Merger); or

(e) agree, resolve or commit to do any of the foregoing.

Section 7.02. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to, indemnify and hold harmless the present and former directors and officers of the Company and its Subsidiaries and their respective successors and heirs (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in such capacity prior to the Effective Time, in each case to the fullest extent permitted by the DGCL or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws or other organizational documents of the Company or any of its Subsidiaries in effect on the date hereof. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation; provided that such Indemnified Person agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Person is not ultimately entitled to indemnification. Notwithstanding anything to the contrary in this Agreement, Parent and the Surviving Corporation shall control any action for which indemnification may be sought by an Indemnified Person pursuant to this Agreement, and no Indemnified Person shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek termination of, any such action without the Surviving Corporation’s prior written consent. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Corporation. At its own expense, an Indemnified Person may, but will not be obligated to, employ separate counsel and participate in the defense of any action involving such Indemnified Person and so controlled by the Surviving Corporation; provided that if (i) the named parties to any such action include the Surviving Corporation and such Indemnified Person and such Indemnified Person is advised by its own counsel that there are legal defenses available to it that are different from or additional to those available to the Surviving Corporation or any other Indemnified Person that is party thereto, (ii) a conflict of interest exists between such Indemnified Person and the Surviving Corporation or (iii) the Surviving Corporation and such Indemnified Person shall have mutually agreed in writing to the retention of such counsel for such Indemnified Person, then in each such case such Indemnified Person will be entitled to obtain its own separate counsel and the Surviving Corporation shall pay the reasonable and documented fees and expenses of such counsel. The Surviving Corporation shall not settle any action that is indemnifiable pursuant to this Section 7.02, except (i) with the consent of the applicable Indemnified Persons, which consent shall not be unreasonably withheld, conditioned or delayed or (ii) if such settlement or compromise (A) includes an unconditional release thereof from all liability arising out of such action in a form reasonably satisfactory to the applicable Indemnified Parties and (B) does not include a statement or admissions of fault, culpability or a failure to act, by or on behalf of such Indemnified Party. No Indemnified Person will be liable for any settlement entered into in contravention of the foregoing sentence.

(b) For a period of six years after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect provisions in the certificate of incorporation, bylaws or other organizational documents of the Surviving Corporation and its Subsidiaries (or in such documents of any successor to the business of the Surviving Corporation or any such Subsidiary) regarding elimination of liability of directors, indemnification of directors, officers, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

(d) Prior to the Effective Time, the Company shall or, if the Company is unable to, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) as of the Effective Time to, obtain and fully pay the premium for the noncancelable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of his or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall not be permitted to pay in excess of the Cap for any such extension policy without Parent’s prior written consent. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence a premium amount in excess of 350% (the “Cap”) of the premium amount per annum for the Company’s existing policies; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(e) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.02.

(f) The rights of each Indemnified Person under this Section 7.02 will be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under the DGCL or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights will survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.03. Employee Matters. (a) Parent hereby acknowledges and agrees that a “Change in Control” (or similar phrase) within the meaning of the Company Stock Plan and the ESPP containing change in control provisions will occur as of the Effective Time.

(b) For a period commencing at the Effective Time and ending on the date that is 12 months thereafter (or such earlier date that any Continuing Employee terminates employment), Parent shall cause each employee of the Company or its Subsidiaries as of immediately prior to the Effective Time whose employment continues as of the Effective Time (each, a “Continuing Employee”) to receive (i) an annual rate of base salary and wages that is no less favorable than the annual rate of base salary and wages provided to such Continuing Employee as of immediately prior to the Effective Time, (ii) target cash and equity incentive compensation opportunities (excluding any change in control, retention or similar payments) that are no less favorable in the aggregate than the cash and equity incentive compensation opportunities provided to such Continuing Employee during applicable periods prior to the Effective Time (but the form of any particular incentive compensation opportunity need not be the same), and (iii) all other compensation and employee benefits that are substantially comparable in the aggregate to all other compensation and employee benefits provided to such Continuing Employee as of immediately prior to the Effective Time or that are provided to similarly situated employees of Parent or its Subsidiaries (including severance eligibility and paid time off, but excluding any defined benefit pension and retiree medical or life insurance benefits).

(c) Parent shall use commercially reasonable efforts to cause the Surviving Corporation and any of its respective Subsidiaries (and any of their respective third-party insurance providers or third-party administrators) to (i) waive all limitations as to any pre-existing condition or waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee under any employee benefit plan in which such Continuing Employees may be eligible to participate as of or after the Effective Time, to extent pre-existing conditions and waiting periods did not apply or were satisfied under a similar Company Plan prior to the Effective Time, and (ii) credit each Continuing Employee, as of and after the Effective Time, for any copayments, deductibles, offsets or similar payments made under the relevant group health plan of the Company or any of its Subsidiaries during the plan year which includes the Effective Time for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable group health plans of Parent, Merger Sub or any of their respective Subsidiaries (including the Surviving Corporation and its Subsidiaries). In addition, as of the Effective Time, Parent shall cause the Surviving Corporation and any applicable Subsidiary to give all Continuing Employees full credit for such Continuing Employees’ service with the Company or any of its Subsidiaries for all purposes (including eligibility, vesting, accruals and determination of level of benefits) under any compensation and benefit plans, programs, policies, agreements and arrangements maintained by Parent, Merger Sub or an applicable Subsidiary (including the Surviving Corporation and its Subsidiaries) in which any Continuing Employee may be eligible to participate after the Effective Time, to the same extent and for the same purpose that such service was credited for under any similar Company Plan immediately prior to the Effective Time, provided that such credit for service shall not apply to the extent it would result in a duplication of benefits or compensation or for any purpose under (x) any defined benefit pension plan or retiree medical, life insurance or other welfare benefits plan or (y) any plan that is frozen or closed to new entrants or under which similarly situated employees of Parent and its Affiliates do not receive credit for prior service.

(d) Without limiting the generality of Section 11.06, the provisions of this Section 7.03 are solely for the benefit of the parties to this Agreement, and no Company Service Provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 7.03. Nothing herein shall, or shall be deemed to, (i) establish, terminate, amend or modify any Company Plan or any other compensation or benefit plan, program, policy, agreement or arrangement maintained or sponsored by Parent, Merger Sub, the Company or any of their respective Affiliates (including the Surviving Corporation and its Subsidiaries); (ii) alter or limit Parent’s, Merger Sub’s or any of their respective Affiliates’ (including the Surviving Corporation’s) ability to establish, terminate, amend or modify any particular benefit plan, program, policy, agreement or arrangement or (iii) confer upon any Company Service Provider any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

Section 7.04. Debt Financing Covenants. (a) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain the Debt Financing, including using their reasonable best efforts to (i) maintain in effect the Debt Commitment Letter (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by clause (c) below), (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (including the flex provisions) or on other terms taken as a whole, not materially less favorable to Parent and Merger Sub, (iii) satisfy, or obtain a waiver thereof, on a timely basis all conditions to funding the Debt Commitment Letter and such definitive agreements related thereto, (iv) assuming that all conditions contained in the Debt Commitment Letter have been satisfied, consummate the Debt Financing at or prior to the Closing and (v) enforce their rights under the Debt Commitment Letter.

(b) Parent shall keep the Company reasonably informed with respect to all material activity concerning the status of the Debt Financing contemplated by the Debt Commitment Letter and shall give the Company notice of any material adverse change with respect to the Debt Financing as promptly as practicable. Parent and Merger Sub shall give the Company prompt notice (w) of the termination, repudiation, rescission, cancellation or expiration of the Debt Commitment Letter or the definitive agreements related to the Debt Financing, (x) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Debt Commitment Letter, or any definitive agreements related to the Debt Financing, in each case of which Parent or Merger Sub becomes aware, (y) of the receipt of any written notice or other written communication, in each case received from any Debt Financing Source with respect to any (1) breach of Parent’s or Merger Sub’s obligations under the Debt Commitment Letter or definitive agreements related to the Debt Financing, or actual or potential default, termination or repudiation by any party to any of the Debt Commitment Letter or definitive agreements related to the Debt Financing (including any proposal by any Debt Financing Source, lender or other Person to withdraw, terminate, repudiate, rescind or make a material change in the terms of the Debt Commitment Letter) or (2) material dispute between or among any parties to the Debt Commitment Letter or definitive agreements related to the Debt Financing and (z) of the receipt of any written notice or other written communication on the basis of which Parent expects that a party to the Debt Financing will fail to fund the Debt Financing or is reducing the amount of the Debt Financing. As soon as reasonably practicable, but in any event within three Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clauses (w), (x), (y) or (z) of the immediately preceding sentence.

(c) For the avoidance of doubt, Parent shall have the right from time to time to amend, supplement, replace, substitute, terminate or otherwise modify or waive its rights under the Debt Commitment Letter, including to (i) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement or (ii) terminate or reduce any commitments under the Debt Commitment Letter (x) in order to obtain alternative sources of debt financing in lieu of all or a portion of the Debt Financing, including in connection with a private placement of securities pursuant to Rule 144A under the Securities Act, or (y) by the amount of net proceeds raised by Parent through any Equity Financing as contemplated by the Debt Commitment Letter; provided that no such amendment, supplement, replacement, substitution, termination, modification or waiver shall (A) reduce the aggregate amount of available Debt Financing (including by increasing the amount of fees to be paid or original issue discount (except as set forth in any “market flex” provisions existing on the date of this Agreement)) to less than the amount required to consummate the transactions contemplated by this Agreement (when taken together with all cash on hand, available lines of credit and other sources of immediately available funds available to Parent), (B) impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing as set forth in the existing Debt Commitment Letter, (C) adversely change the timing of the funding of the Debt Financing thereunder in a manner that is reasonably expected to impair, delay or prevent the availability of all or a portion of the Debt Financing or the consummation of the transactions contemplated by this Agreement or (D) otherwise materially adversely affect the ability of Parent to consummate the transactions contemplated by this Agreement. Parent shall furnish to the Company a copy of any executed written amendment, supplement, replacement, substitution, termination, modification or waiver of the Debt Commitment Letter.

(d) In the event that any portion of the Debt Financing necessary for Parent to consummate the Closing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions) (other than as a result of the Company’s breach of any provision of this Agreement or failure to satisfy the conditions set forth in Section 9.03), (i) Parent shall promptly notify the Company and (ii) Parent and Merger Sub shall use their reasonable best efforts to (A) arrange and obtain, as promptly as practicable following the occurrence of such event, any such portion from alternative sources (an “Alternative Financing”) on terms that (i) taken as whole, are no more adverse to Parent and Merger Sub than the existing Debt Commitment Letter (including after giving effect to the market flex provisions), (ii) do not impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing set forth in the existing Debt Commitment Letter and (iii) do not reduce the aggregate amount of available Debt Financing to less than the amount required to consummate the transactions contemplated by this Agreement and (B) provide the Company with a copy of the new financing commitment that provides for such Alternative Financing (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter, which may be redacted in a manner consistent with Section 5.16, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time thereafter in compliance with this Section 7.04, the “Alternative Financing Commitment Letter”). Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or its Affiliates be required to pay any fees or any interest rates applicable to the Alternative Financing in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including the market flex provisions) or agree to any term (including any market flex term) less favorable to Parent than such term contained in the Debt Commitment Letter as in effect on the date hereof (including the market flex provisions).

(e) For purposes of this Agreement (other than with respect to representations in this Agreement made by or with respect to Parent or Merger Sub that speak as of the date hereof or another specified date), references to the “Debt Commitment Letter” shall include such document as permitted or required by this Section 7.04 to be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, supplement, replacement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Debt Financing” shall include, in whole or in part (as applicable), any supplemental, replacement or substitute financing provided for thereunder.

(f) Prior to the Effective Time, Parent shall structure, or cause to be structured, any Equity Financing as a public offering that is registered under the 1933 Act and does not require the approval of Parent’s stockholders pursuant to the NYSE rules, whether alone or in connection with any other transactions (including the transactions contemplated hereby).

Section 7.05. Board of Directors. As of the Effective Time, Parent shall increase the size of its board of directors in order to cause two members of the Board of Directors, one of whom will be the chief executive officer of the Company as of such time and the other of whom will be agreed between the Company and Parent prior to Closing, to be appointed to Parent’s board of directors at such time and, subject to fiduciary obligations under Applicable Law, shall (a) nominate, subject to the nominee’s agreement, such specified members for reelection to the board of directors of Parent at the first annual meeting of stockholders of Parent with a proxy mailing date after the Effective Time and (b) use substantially similar efforts to procure such election of such members as Parent uses for other persons it nominates for election to the board of directors of Parent at such meeting.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

Section 8.01. Regulatory Undertakings. (a) Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, any actions taken by the Company permitted by Section 6.02 or Section 6.04), the Company and Parent shall use reasonable best efforts to take, or cause to be taken (including by causing their Affiliates to take), all actions (including instituting or defending any Proceeding), and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as soon as reasonably practicable (and in any event, at least five Business Days prior to the End Date), including (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement as soon as practicable (and in any event, at least five Business Days prior to the End Date).

(b) In furtherance and not in limitation of the foregoing, each of the Company and Parent shall (and Parent shall cause its Affiliates to) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) as promptly as reasonably practicable and in any event within 10 Business Days after the date hereof (or, if earlier, January 2, 2024) (and such filings shall request early termination of any applicable waiting period under the HSR Act), and furnish to the other party as promptly as practicable all information within its (or its Affiliates’) control requested by such other party and required for such other party to make any application or other filing to be made by it pursuant to any Applicable Law in connection with the transactions contemplated by this Agreement. Each of Parent and the Company shall respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division or any other Governmental Authority for additional information or documentary material that may be requested pursuant to the HSR Act or any other applicable Competition Laws and shall use reasonable best efforts to promptly take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and, if applicable, any other applicable Competition Laws as promptly as practicable.

(c) If any objections are asserted with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Competition Law, or if any Proceeding is instituted or threatened by any Governmental Authority or Third Party challenging any of the transactions contemplated by this Agreement, Parent and the Company shall take, or cause to be taken (including by causing their Affiliates to take), all actions reasonably necessary to resolve such objections as promptly as practicable. Without limiting the foregoing, in connection with any such objection or Proceeding, Parent shall, and shall cause its Subsidiaries and Affiliates to, take any such actions as may be reasonably necessary to obtain any authorization, consent or approval of a Governmental Authority or to avoid or eliminate any impediments under the HSR Act or any such other Competition Law so as to enable the consummation of the transactions hereby to occur no later than the End Date, including (i) agreeing to hold separate, sell, license, divest or otherwise dispose of any of the businesses or properties or assets of the Company or any of its respective Affiliates, (ii) terminating, amending or assigning any existing relationships and contractual rights and obligations, (iii) terminating any venture or other arrangement, (iv) granting any right or commercial or other accommodation to, or entering into any contractual or other commercial relationship with, any Third Party, (v) imposing limitations on Parent, Merger Sub, the Company or any of their respective Affiliates with respect to how they own, retain, conduct or operate all or any portion of their respective businesses or assets, (vi) effectuating any other change to, or restructuring of, the Company or any of their respective Affiliates, (vii) opposing (A) any administrative or judicial Proceeding that is initiated or threatened to be initiated challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed) and (B) any request for, the entry of, and seek to have vacated or terminated, any order that could reasonably be expected to restrain, prevent or materially delay the consummation of the transactions contemplated hereby, including in the case of either (A) or (B), by defending through litigation any Proceeding brought by any Person in any court or before any Governmental Authority, and pursuing all available avenues of administrative and judicial appeal (and, in each case, entering into agreements with, or stipulating to the entry of an Order by, any Governmental Authority in connection with any of the foregoing and in the case of Proceedings by or with respect to the Company, by consenting to any such action), in each case, as may be required (x) by the applicable Governmental Authority in order to resolve such objections as such Governmental Authority may have to such transactions under the HSR Act or any other Applicable Law or (y) by any domestic or foreign court or other tribunal in any Proceeding challenging such transactions as violative of the HSR Act or any other Applicable Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement and (viii) not take any action (including entering into or consummating any contracts or arrangements for an acquisition, however structured, of any ownership interest, assets or rights in any Person) if such action would (A) reasonably be expected to make it materially more likely that there would arise any impediments under any antitrust, competition or trade regulation laws or other Applicable Laws that may be asserted by the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority to the consummation of the Merger and the other transactions contemplated hereby as promptly as practicable or (B) impose any material delay in the expiration of any waiting period or obtaining of any approval from any Governmental Authority applicable to the transactions contemplated by this Agreement (the actions set forth in clauses (i) through (vi) of this Section 8.01(c) referred to collectively as, “Regulatory Actions”); provided, however, that nothing in this Section 8.01 or otherwise in this Agreement shall require Parent or its Subsidiaries or Affiliates to (and the Company and its respective Subsidiaries and Affiliates shall not, without Parent’s prior written consent) offer, propose, negotiate, commit or agree to, take or effect any Regulatory Action that would be, or would reasonably be expected to be, in the aggregate, material to the Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole after giving effect to the Merger, but for purposes of this Section 8.01(c), “material” shall mean material measured on a scale relative only to the size of the Company and their respective Subsidiaries, taken as a whole; provided, further, that a Regulatory Action shall be conditioned upon the consummation of the Merger. Solely at the request of Parent (and for the avoidance of doubt not without prior written consent from Parent), the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any of its Subsidiaries; provided that any such action shall be conditioned upon the consummation of the Merger.

(d) Each party shall (i) promptly notify the other parties of any substantive communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority regarding this Agreement or the transactions contemplated hereby and, subject to Applicable Law, permit the other parties to review, reasonably in advance, any written communication or presentation proposed to be submitted to any Governmental Authority with respect to the foregoing and consider in good faith any comments such other may party may provide thereto; (ii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Merger and the other transactions contemplated hereby unless in each case it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat; and (iii) furnish the other parties with copies of all filings and material correspondences and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives, on the one hand, and any Governmental Authority or members or their respective staffs, on the other hand, with respect to any Competition Laws in connection with this Agreement. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under any Competition Law. Notwithstanding anything to the contrary in this Agreement, and without limiting or expanding the rights and obligations set forth in this Section 8.01, Parent shall have the right to direct all matters with any Governmental Authority consistent with its obligations hereunder; provided that Parent reasonably consults with, and considers in good faith, the input of the Company; provided, further, that Parent shall not extend any waiting period under the HSR Act or under any other Competition Law or enter into any agreement with the FTC or the Antitrust Division or any other Governmental Authority not to consummate the transactions contemplated by this Agreement without the prior written consent of the Company, which, in the case of the extending any such waiting period, shall not be unreasonably withheld. Any documents or other materials provided pursuant to this Section 8.01(d) may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material, and the Parties may, as each deems advisable, reasonably designate any material provided under this Section 8.01(d) as “outside counsel only material.” Such “outside counsel only materials” and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(e) Parent shall pay and be responsible for all fees, costs and expenses incurred in connection with the matters contemplated by this Section 8.01.

Section 8.02. Certain Filings. (a) As promptly as practical following the date of this Agreement (any in any event, no later than 20 Business Days after the date of this Agreement, unless the Parties otherwise agree), (i) the Company shall prepare (with the assistance and cooperation of Parent as reasonably requested by the Company) and file or cause to be filed with the SEC a preliminary proxy statement relating to the Company Stockholders Meeting and the prospectus relating to the Parent Common Shares to be issued in the Merger (as amended or supplemented, the “Proxy Statement”) and (ii) Parent shall prepare (with the assistance and cooperation of the Company as reasonably requested by Parent) and file or cause to be filed with the SEC the Registration Statement, in which the Proxy Statement will be included in connection with the registration under the 1933 Act of the shares of Parent Common Shares to be issued in the Merger.

(b) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement and the Registration Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this

Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement or the Registration Statement or applicable state “blue sky” laws and the rules and regulations thereunder and seeking timely to obtain any such actions, consents, approvals or waivers.

(c) The Company and Parent shall, upon request, promptly furnish to the other party all information concerning itself, its Subsidiaries, directors and officers and (to the extent reasonably available to such first party) such other information concerning such first party as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of a party to the SEC or the NYSE in connection with the Proxy Statement and the Registration Statement. Parent and the Company shall each use reasonable best efforts to have the Proxy Statement cleared and the Registration Statement declared effective by the SEC as promptly as reasonably practicable after filing. Prior to each filing of the Proxy Statement and the Registration Statement or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other party and its counsel a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and give reasonable and good-faith consideration to any comments made by the other party and its counsel in connection with any such document or response. The Company and Parent shall provide the other party and its counsel with any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement or the Registration Statement promptly after receipt of those comments or other communications. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Proxy Statement or the Registration Statement unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent Common Shares for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the times of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) If at any time prior to, in the case of the Proxy Statement, the receipt of the Company Stockholder Approval, or in the case of the Registration Statement, the Effective Time, any information relating to the Company, Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under Applicable Law, disseminated to the stockholders of the Company and Parent.

Section 8.03. Public Announcements. The initial press release relating to this Agreement shall be a joint press release mutually agreed and issued by the Company and Parent. Except in connection with the matters contemplated by Section 6.04 or in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby, Parent and the Company (a) shall consult with each other before issuing any further press release, having any communication with the press (whether or not for attribution) or making any other public statement (including any announcement to officers or employees of the Company or its Subsidiaries), or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby (other than any press release, communication, public statement, press conference or conference call which has a bona fide purpose that does not relate to this Agreement or the transactions contemplated hereby and in which this Agreement and the transactions contemplated hereby are mentioned only incidentally and in a manner consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party)) and (b) except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (provided, in such case, such party has given advance notice (and an opportunity to review and comment to the extent practicable) to the other party), shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation. Notwithstanding the foregoing, after the issuance of any press release or the making of any public statement with respect to which the foregoing consultation procedures have been followed, either party may issue such additional publications or press releases and make such other customary announcements without consulting with any other party hereto so long as such additional publications, press releases and announcements do not disclose any nonpublic information regarding the transactions contemplated by this Agreement beyond the scope of the disclosure included in a previous press release or public statement and such additional publications, press releases or announcements are otherwise consistent with those with respect to which the other party had consented (or been consulted) in accordance with the terms of this Section 8.03.

Section 8.04. Merger without Meeting of Stockholders. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger in accordance with and subject to the terms and conditions of this Agreement. Immediately following the execution of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement.

Section 8.05. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Shares in connection with the transactions contemplated by this Agreement (including derivative securities of such Company Common Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of any of the following: (a) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (c) any Proceedings commenced or, to its Knowledge, threatened in writing against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement; provided that a party’s good-faith failure to comply with this Section 8.07 shall not constitute a breach of this Section 8.07, and shall not provide any other party the right not to effect, or the right to terminate, the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right.

Section 8.08. Litigation and Proceedings. The Company shall promptly notify Parent of any action brought by stockholders of the Company against the Company and/or its directors relating to this Agreement, the Merger or the other transactions contemplated by this Agreement (whether directly or on behalf of the Company and its Subsidiaries or otherwise). Prior to the Effective Time, the Company shall control the defense or settlement of any litigation or other Proceedings against the Company or any of its directors relating to this Agreement, the Merger or the other transactions contemplated by this Agreement; provided that, other than Proceedings between or among the parties hereto, the Company shall give Parent the opportunity to consult with the Company prior to the Effective Time and keep Parent reasonably apprised on a reasonably prompt basis with respect to the defense or settlement of any litigation or other Proceedings against the Company or any of its directors relating to this Agreement, the Merger and the other transactions contemplated by this Agreement, including by giving Parent an opportunity to participate, at Parent’s expense, in such litigation or other Proceedings; and provided, further, that, other than Proceedings between or among the parties hereto, the Company agrees that it shall not settle any such litigation or other Proceedings without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned.

Section 8.09. Takeover Statutes; Rights Agreement. If any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar antitakeover statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby. If any provision of the Rights Agreement shall become applicable to the transactions contemplated by this Agreement, each of the Company and the Board of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of on the transactions contemplated hereby.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with the DGCL;

(b) the Parent Common Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance;

(c) the Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued (and not rescinded);

(d) no Order issued by any court of competent jurisdiction or other Governmental Authority or Applicable Law prohibiting, rendering illegal or permanently enjoining the consummation of the Merger shall be in effect; and

(e) any applicable waiting period (including any extension thereof and any timing agreement with a Governmental Authority) under the HSR Act relating to the Merger shall have expired or been terminated.

Section 9.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions

(a) (i) the Company shall have performed and complied with in all material respects all of the covenants, obligations and agreements hereunder required to be performed or complied with by it prior to the Closing, (ii) the representations and warranties of the Company contained in Section 4.01(a) (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.04(a) (Non-Contravention), Section 4.05(a) and (b) (Capitalization), Section 4.23 (Finders’ Fees), Section 4.24 (Opinion of Financial Advisor) and Section 4.25 (Antitakeover Statutes; Rights Agreement) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects (but for de minimis inaccuracies) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case, other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time) and (B) are qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case, other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time) without disregarding such Company Material Adverse Effect or other materiality qualifiers qualifications, (iii) the representations and warranties of the Company contained in Section 4.10(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date, (iv) the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time), with only such exceptions in the case of this clause (iv) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (v) Parent shall have received a certificate signed by an executive officer of the Company to the effect that the conditions set forth in foregoing clauses (i) – (iv) and Section 9.02(b) have been satisfied.

(b) Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

Section 9.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions:

(a) (i) each of Parent and Merger Sub shall have performed and complied with in all material respects all of the covenants, obligations and agreements hereunder required to be performed or complied with by it prior to the Closing, (ii) the representations and warranties of Parent and Merger Sub contained in Section 5.01(a) (Corporate Existence and Power), Section 5.02 (Corporate Authorization), Section 5.04(a) (Non-Contravention), Section 5.05(a) and (b) (Capitalization), Section 5.14 (Finders’ Fees), Section 5.17 (Solvency), and Section 5.19 (Takeover Statutes) that (A) are not qualified by Parent Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects (but for de minimis inaccuracies)as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (in each case, other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time) and (B) are qualified by Parent Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date

(in each case, other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time) without disregarding such Parent Material Adverse Effect or other materiality qualifiers qualifications, (iii) the representations and warranties of the Company contained in Section 5.10(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing, (iv) the other representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified time, which shall be so true only as of such time), with only such exceptions in the case of this clause (iv) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (v) the Company shall have received a certificate signed by an executive officer of Parent to the effect that the conditions set forth in foregoing clauses (i) – (iv) and Section 9.03(b) have been satisfied.

(b) Since the date of this Agreement, no Parent Material Adverse Effect shall have occurred and be continuing.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before December 17, 2024 (the “End Date”); provided that (A) if all of the conditions set forth in Article 9 are satisfied (or, in the case of conditions that by their nature are to be satisfied by actions taken at the Closing, are then capable of being satisfied if the Closing were to occur on such date) on a date that occurs on or prior to the End Date but the Closing would thereafter occur in accordance with Section 2.01(b) on a date (the “Specified Date”) that occurs within three Business Days after the End Date, then the End Date shall automatically be extended to such Specified Date and the Specified Date shall become the End Date for purposes of this Agreement and (B) in the event the Marketing Period has commenced on or prior to the End Date but has not completed as of the End Date, the End Date shall be extended (or further extended) to the date that is three (3) Business Days after the then-scheduled expiration date of the Marketing Period; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall (A) not be available to any party who is in breach of, or has breached, its obligations under this Agreement, where such breach has primarily caused or resulted in the failure of the Closing to occur on or before the End Date and (B) be subject to the last sentence of Section 11.13 in all respects;

(ii) there shall be any Order issued by any court or other Governmental Authority of competent jurisdiction rendering illegal or permanently enjoining the consummation of the Merger and such Order shall have become final and nonappealable; provided that, at the time at which such Person would otherwise exercise such termination right, the material breach by such Person (and, in the case of Parent, Merger Sub’s) of its (or their) obligations under this Agreement has not been the primary cause of, or resulted in, the events specified in this Section 10.01(b)(ii); or

(iii) at the Company Stockholders Meeting (including any adjournment or postponement thereof), which shall have been duly convened and at which a vote on the adoption of this Agreement has been taken, the Company Stockholder Approval shall not have been obtained; or

(c) by Parent:

(i) prior to receipt of the Company Stockholder Approval, if an Adverse Recommendation Change shall have occurred; or

(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that (A) would cause any of the conditions set forth in Section 9.02(a) not to be satisfied and (B) is incapable of being cured or, if curable, has not been cured by the date that is 20 Business Days after its receipt of written notice thereof from Parent (or, if earlier, five Business Days prior to the End Date); provided that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available if Parent or Merger Sub is at such time in material breach, or if there is any inaccuracy, of any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or inaccuracy would give rise to the failure of a condition set forth in Section 9.03(a); or

(d) by the Company, if:

(i) prior to receipt of the Company Stockholder Approval, the Board of Directors authorizes the Company to enter into a written definitive agreement concerning a Superior Proposal in accordance and compliance with Section 6.04 (with such agreement being entered into substantially concurrently with the valid termination of this Agreement); provided that concurrently with such termination, the Company pays the Company Termination Fee payable pursuant to Section 11.04;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement (including the performance of the first sentence of Section 8.01(b) by the applicable Affiliates of Parent) shall have occurred (A) that would cause any of the conditions set forth in Section 9.03(a) not to be satisfied and (B) that is incapable of being cured or, if curable, has not been cured by the date that is 20 Business Days after its receipt of written notice thereof from the Company (or, if earlier, five Business Days prior to the End Date); provided that the right to terminate this Agreement pursuant to this

Section 10.01(d)(ii) shall not be available if the Company is at such time in material breach, or if there is any inaccuracy, of any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or inaccuracy would give rise to the failure of a condition set forth in Section 9.02(a); or

(iii) (A) the Closing shall not have occurred on or prior to the date required pursuant to Section 2.01(b), (B) all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived (other than those conditions that (x) by their nature are to be satisfied by actions taken at the Closing, but which are then capable of being satisfied or (y) are not being satisfied as a result of a breach or failure by Parent or Merger Sub of or under this Agreement), (C) the Company has confirmed in writing to Parent (and not revoked such confirmation) at least two Business Days prior to such termination that the Company stands ready, willing and able to consummate the Closing prior to such termination, and (D) Parent has failed to consummate the Closing prior to such termination.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other parties specifying the provision of this Section 10.01 pursuant to which this Agreement is being terminated.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party to the other parties hereto (or any stockholder, director, officer, employee, agent, consultant or representative of such party); provided that, subject to Section 11.04(c) and Section 11.04(d) in all respects, no party shall be relieved of liability to the extent such termination shall result from the fraud or any material and willful breach of this Agreement by a party prior to termination, and in each such case, such party shall be fully liable for any and all liabilities and damages that were incurred or suffered by the other parties as a result of such failure or breach. The Confidentiality Agreement and the Clean Team Agreement and the provisions of this Section 10.02, Section 6.03(b), Section 8.03 and Article 11 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including e-mail, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Sub, to:

Masonite International Corporation

1242 East 5th Avenue

Tampa, FL 33605

Attention: Ldepartment@masonite.com

E-mail:     Legal Department

with a copy, which shall not constitute notice, to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:  Benjamin M. Roth

Elina Tetelbaum

Email:       BMRoth@WLRK.com

ETetelbaum@wlrk.com

if to the Company, to:

PGT Innovations, Inc.

1070 Technology Drive

North Venice, FL

Attention: Ryan Quinn

E-mail:     RQuinn@pgtinnovations.com

with copies, which shall not constitute notice, to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:  John Amorosi

Evan Rosen

E-mail:       john.amorosi@davispolk.com

evan.rosen@davispolk.com

or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. New York City time on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. No Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Subject to Section 11.14, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the DGCL without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee. (i) If this Agreement is validly terminated by the Company pursuant to Section 10.01(d)(i) (Superior Proposal) to enter into a written definitive agreement with a Third Party or by Parent pursuant to Section 10.01(c)(i) (Adverse Recommendation Change), the Company shall pay or cause to be paid to Parent in immediately available funds $84,000,000 (in each case, such fee, the “Company Termination Fee”), in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii) If, (A) this Agreement is validly terminated by (1) Parent or the Company pursuant to (x) Section 10.01(b)(i) (End Date) and at the time of such termination the Company Stockholder Approval has not been received or (y) Section 10.01(b)(iii) (Company No Vote) or (2) by Parent pursuant to Section 10.01(c)(ii) (Company Breach), (B) following the execution and delivery of this Agreement and prior to such valid termination of this Agreement, a bona fide Acquisition Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn or otherwise abandoned at least two Business Days prior to such termination of this Agreement and (C) within 12 months following such valid termination of this Agreement, either an Acquisition Proposal is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Proposal, then the Company shall concurrently with such consummation or entry into a definitive agreement, pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 11.04(b)(ii), all references to “twenty percent (20%)” in the definition of “Acquisition Proposal” shall be deemed to be references to “fifty percent (50%).”

(iii) If this Agreement is validly terminated (A) by the Company pursuant to Section 10.01(d)(ii) (Parent Breach) or Section 10.01(d)(iii) (Parent Failure to Close) or (B) by the Company or Parent pursuant to Section 10.01(b)(i) (End Date) at a time when this Agreement is terminable pursuant to Section 10.01(d)(ii) (Parent Breach) or Section 10.01(d)(iii) (Parent Failure to Close), then Parent shall, within three Business Days following any such termination, pay to the Company, in cash by wire transfer of immediately available funds to the account designated in writing by the Company, $180,000,000 (such fee, the “Parent Termination Fee”).

(c) Each party agrees that (i) the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement and (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, the right to payment of the Company Termination Fee or the Parent Termination Fee, as applicable, constitutes a reasonable estimate of the losses, damages, claims, costs or expenses that will be suffered by reason of any such valid termination of this Agreement and constitutes liquidated damages (and not a penalty) (and that neither such amount is excessive or unreasonably large, given the parties’ intent and dealings with each other) and hereby irrevocably waives, and agrees not to assert in any Proceeding arising out of or relating to this Agreement, any claim to the contrary.

(d) Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub agree that, except in the case of fraud or any material and willful breach of this Agreement by the Company, upon any valid termination of this Agreement under circumstances where the Company Termination Fee is payable by the Company pursuant to this Section 11.04 and such Company Termination Fee is paid in full, the receipt by Parent of the Company Termination Fee shall be deemed to be liquidated damages and the sole and exclusive remedy of Parent and Merger Sub in connection with this Agreement or the transactions contemplated hereby and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders, Affiliates or Representatives in connection with this Agreement or the transactions contemplated hereby, including any breach of this Agreement and (ii) the Company agrees that, except in the case of fraud or any material and willful breach of this Agreement by Parent or Merger Sub, upon any valid termination of this Agreement under circumstances where the Parent Termination Fee is payable by Parent pursuant to this Section 11.04 and such Parent Termination Fee is paid in full, the receipt by the Company of the Parent Termination Fee shall be deemed to be liquidated damages and the sole and exclusive remedy of the Company in connection with this Agreement or the transactions contemplated hereby and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Parent or any of Parent’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders, Affiliates or Representatives in connection with this Agreement or the transactions contemplated hereby. Each party acknowledges and agrees that in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion. For the avoidance of doubt, nothing in this Section 11.04(d) shall limit any remedies of Parent or the Company prior to any such valid termination of this Agreement under circumstances where the Company Termination Fee or the Parent Termination Fee is payable by the Company pursuant to this Section 11.04, including specific performance pursuant to Section 11.13. In no event will any Party be entitled to receive both (x) a grant of specific performance which results in the consummation of the Closing as contemplated in this Agreement and (y) payment of the Company Termination Fee or the Parent Termination Fee, as applicable.

(e) If the Company or Parent fails to promptly pay any amount due pursuant to this Section 11.04 and, in order to obtain such payment, Parent or the Company, as applicable, commences a Proceeding that results in a judgment against the other for such amount or any portion thereof, the responsible party will pay the other its reasonable out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding, together with interest on such amount due or portion thereof at the annual rate of 5% plus the prime rate as published in the Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by Applicable Law.

Section 11.05. Disclosure Schedule and SEC Document References. The parties hereto agree that any reference in a particular section of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company or either Parent or Merger Sub, as applicable, that are contained in the corresponding section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of the Company or either Parent or Merger Sub, as applicable, that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) is reasonably apparent on its face. The mere inclusion of an item in the Company Disclosure Schedule or Parent Disclosure Schedule will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, and the disclosure therein of any allegations with respect to any alleged breach, violation or default under any contractual or other obligation, or any law, is not an admission that such breach, violation or default has occurred. Headings and subheadings have been inserted in certain sections of the Company Disclosure Schedule and Parent Disclosure Schedule for convenience of reference only and will not be considered a part of or affect the construction or interpretation of such sections. The information provided in the Company Disclosure Schedule or Parent Disclosure Schedule is being provided solely for the purpose of making disclosures under this Agreement. In disclosing such information, the disclosing party does not waive, and expressly reserves any rights under, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.

Section 11.06. Binding Effect; Third Party Beneficiaries; Assignment. (a) Subject to Section 11.06(b), the provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, other than: (i) with respect to the provision of Section 7.02, which shall insure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof; (ii) the right of any holders of Company Common Shares, Company Restricted Shares and Company RSUs to receive the Merger Consideration following the Effective Time in accordance with, and subject to, the terms and conditions of this Agreement (including Section 11.04(d)); and (iii) the right of the Company, on behalf of the holders of Company Common Shares, Company Restricted Shares and Company RSUs, (each of which are third party beneficiaries of this Agreement to the extent required for this clause (iii) to be enforceable), to pursue specific performance as set forth in Section 11.13 or, if specific performance is not sought or granted as a remedy, damages (which damages the parties acknowledge and agree will not be limited to reimbursement of expenses or out of pocket costs and may include the benefit of the bargain lost by such holders (including the premium reflected in the Merger

Consideration, which was specifically negotiated by the Board of Directors on behalf of such holders and taking into consideration all other relevant matters)) in the event of a breach hereof by Parent of this Agreement, it being agreed that in no event shall any such holder be entitled to enforce any of their rights, or any of Parent’s or Merger Sub’s obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so, as agent for such holders.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; provided that either Parent and Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) another wholly owned direct or indirect Subsidiary of Parent or (ii) after the Effective Time, to any Person (provided that, in each case, no such assignment shall relieve Parent or Merger Sub of its obligations under this Agreement or enlarge, alter or change any obligation of any party hereto or due to Parent or Merger Sub). Any purported assignment, delegation or other transfer without such consent or otherwise consistent with the foregoing sentence shall be void.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or other rules that would result in the application of the laws of a different jurisdiction. Any and all claims, controversies, causes of action, or other Proceedings arising out or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by the laws of the State of Delaware, without giving effect to any conflicts of law rules or other rules that would result in the application of the laws of a different jurisdiction.

Section 11.08. Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, relating to, or in connection with, this Agreement shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have or declines jurisdiction, any federal court or other Delaware state courts, in each case, located in New Castle County in the State of Delaware (collectively, the “Chosen Courts”), and each of the parties hereby irrevocably consents and submits to the exclusive jurisdiction of such Chosen Courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such Chosen Court or that any such Proceeding brought in any such Chosen Court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED

HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written definitive agreement or other communication).

Section 11.11. Entire Agreement. This Agreement, the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement (including that certain Exclusivity Agreement, dated as of November 21, 2023, between Parent and the Company, which such parties hereby agree to terminate without any further force or effect).

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties hereto agree that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent or restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without the necessity of proving that irreparable damage would occur or the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. The parties hereto hereby waive any defense, and agree not to assert (or interpose as a defense or in opposition), that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Notwithstanding anything herein to the contrary, if, prior to the End Date, any party brings any suit, action or proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by the amount of time during which such suit, action or proceeding is pending, plus five Business Days, or such longer time period established by the court presiding over such suit, action or proceeding, if any.

Section 11.14. Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company and Parent, on behalf of themselves and their Subsidiaries, hereby: (i) (x) agree that any action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Sources Related Party, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and (y) irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and such action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of New York)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agree not to bring or support, or permit any of their Affiliates to bring or support any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agree that service of process upon the Company or Parent, or any of their Subsidiaries in any such action or proceeding shall be effective if notice is given in accordance with Section 11.01, (iv) waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such court, (v) waive, to the fullest extent permitted by applicable law, all rights of trial by jury in any action brought against the Debt Financing Sources Related Parties in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agree that no Debt Financing Sources Related Party will have any liability to the Company or any of its Subsidiaries in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Parent against the Debt Financing Sources Related Parties with respect to the Debt Financing or any of the transactions contemplated hereby or any services thereunder) and (vii) agree that (x) the Debt Financing Sources Related Parties are express third party beneficiaries of, and may enforce, the foregoing agreements in Section 11.04(b) (solely to the extent that it relates to the Debt

Financing Sources) and this Section 11.14 and (y) such provisions (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 11.14) shall not be amended in any way materially adverse to any Debt Financing Source Related Parties without the prior written consent of each related Debt Financing Source. This Section 11.14 will, with respect to the matters referenced herein, supersede any provisions of this Agreement to the contrary. The provisions of this Section 11.14 will survive any termination of this Agreement.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

PGT INNOVATIONS, INC.

By:	/s/ Jeffrey T. Jackson
Name:Jeffrey T. Jackson
Title:President and CEO

[Signature Page to Merger Agreement]

MASONITE INTERNATIONAL CORPORATION

By:	/s/ Howard C. Heckes
Name: Howard C. Heckes
Title:President and Chief Executive Officer

PEACH ACQUISITIONS, INC.

By:	/s/ James C. Pelletier
Name:James C. Pelletier
Title:President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Certificate of Incorporation of Surviving Corporation

EXHIBIT A

FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

[    ], INC.

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: [    ], Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

Section 1. The Corporation shall be authorized to issue 1,000 shares of capital stock, of which 1,000 shares shall be shares of Common Stock, par value $0.01 per share (“Common Stock”).

Section 2. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE V

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to alter or repeal any By-Laws made by the Board.

ARTICLE VII

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force to be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article VII.

ARTICLE VIII

Section 1. Elimination of Certain Liability of Directors. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director or officer, as applicable, of the Corporation shall not be personally liable either to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Any amendment, modification or repeal of the foregoing sentence will be prospective only and shall not adversely affect any right or protection of a director or officer, as applicable, of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. If the DGCL hereafter is amended to further eliminate or limit the liability of a director or officer, then a director or officer, as applicable, of the Corporation, in addition to the circumstances in which a director or officer, as applicable, is not personally liable as set forth in the preceding sentence, shall not be liable to the fullest extent permitted by the amended DCGL. For purposes of this Article VIII, “director” and “officer” shall have the meanings provided in Section 102(b)(7) of the DGCL as they presently exists or as they may hereafter be amended, supplemented or replaced.

Section 2. Indemnification and Advance of Expenses.

(a) Right to Indemnification. To the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to procure a judgment in its favor (each, a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. Such right to indemnification shall inure to the benefit of any such person’s heirs, executors, and personal and legal representatives. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 2 of this Article VIII or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 2 of this Article VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 2(a) of this Article VIII, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) Assumption of Good Faith. For purposes of any determination under Section 2(a) of this Article VIII, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 2(b) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 2(a) of this Article VIII.

(c) Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 2 of this Article VIII shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise. Notwithstanding any contrary determination in the specific case under Section 2(a) of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 2(a) of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 2(a) of this Article VIII. Neither a contrary determination in the specific case under Section 2(a) of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 2(c) shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

(d) Repeal; Amendment. Any repeal or amendment of this Article VIII by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 2 of this Article VIII, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(e) No Limitation. Section 2 of this Article VIII shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

(f) Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Section 2 of this Article VIII or otherwise.

Exhibit B

Company Organizational Document Amendment

The Amended and Restated Certificate of Incorporation of the Company is hereby amended to add a new Article FIFTEENTH as follows:

FIFTEENTH: To the fullest extent permitted by law, (i) the Corporation is designated as the stockholders’ sole and exclusive agent with the exclusive right to pursue and recover any remedies on behalf of stockholders under that certain Agreement and Plan of Merger, dated as of December 17, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Corporation, Masonite International Corporation, a British Columbia corporation, and Peach Acquisition, Inc., a Delaware corporation, including under Section 11.06 thereto, pursuant to which, in the event that specific performance is not sought or granted as a remedy, the Corporation may pursue and recover damages or other amounts set forth in Section 11.06 of the Merger Agreement, and (ii) any amounts or damages recovered by the Corporation on behalf of the stockholders, whether through judgment, settlement or otherwise, shall, in the sole discretion of the Board of Directors (subject to its fiduciary duties), be distributed to the stockholders by a dividend, stock repurchase or buyback or in any other manner.